FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



JUL 18 2005
WASH, D.C.
SECTION
PROCESSING

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 14, 2005, Series 2005-TC2	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)





05061293

PROCESSED
JUL 21 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ______________________________

Name: Baron Silverstein
Title: Vice President

Dated: July 14, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# BSABS 2005-TC2 IO

## Collateral Grouped by Product Type

| PRODUCT | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Avg ORIGINAL BALANCE | Wtd Avg STATED ORIGINAL TERM | Wtd Avg STATED REM TERM | Wtd Avg AGE | Wtd Avg FICO SCORE | Wtd Avg BACK RATIO | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg MARGIN | Wtd Avg INIT RATE CAP | Wtd Avg PER RATE CAP | Wtd Avg GROSS LIFE CAP | Wtd Avg ROLL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| FIXED IO | 98 | 26,849,711.54 | 20.14 | 6.37001 | 5.86541 | 273,980.29 | 360 | 359 | 1 | 711 | 38.26 | 74.84 | 74.84 | 0.00000 | 0.00000 | 0.00000 | 0.00000 | 0 |
| LIBOR 2/6 ARM IO | 172 | 50,970,434.99 | 38.23 | 6.90334 | 6.39874 | 296,417.69 | 360 | 358 | 2 | 662 | 38.75 | 82.51 | 82.65 | 5.30251 | 2.00000 | 1.00000 | 6.00000 | 22 |
| LIBOR 3/6 ARM IO | 101 | 30,323,233.87 | 22.74 | 6.06302 | 5.55842 | 300,244.26 | 360 | 359 | 1 | 700 | 38.82 | 79.24 | 79.24 | 3.75860 | 1.99985 | 1.00000 | 6.00000 | 35 |
| LIBOR 5/6 ARM IO | 95 | 25,187,405.95 | 18.89 | 5.69690 | 5.19230 | 265,181.39 | 360 | 358 | 2 | 727 | 36.76 | 74.87 | 75.26 | 2.75000 | 5.95045 | 1.00000 | 6.00000 | 58 |
| **TOTAL** | **466** | **133,330,786.35** | **100.00** | **6.37692** | **5.87232** | **286,160.54** | **360** | **358** | **2** | **693** | **38.29** | **78.78** | **78.91** | **4.25906** | **2.93441** | **1.00000** | **6.00000** | **34** |

## Collateral Grouped by Current Balance

| CURRENT BALANCE | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Wtd Avg STATED REM TERM | Wtd Avg AGE | Avg CURRENT BALANCE | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 50,000.00 - 99,999.99 | 12 | 945,024.93 | 0.71 | 6.5334 | 6.0288 | 359 | 1 | 78,752.08 | 47.73 | 47.73 | 708 |
| 100,000.00 - 149,999.99 | 51 | 6,408,051.68 | 4.81 | 6.4751 | 5.9705 | 358 | 2 | 125,648.07 | 68.25 | 68.90 | 705 |
| 150,000.00 - 199,999.99 | 73 | 12,804,875.18 | 9.60 | 6.4115 | 5.9069 | 358 | 2 | 175,409.25 | 77.23 | 77.23 | 698 |
| 200,000.00 - 249,999.99 | 85 | 18,923,287.37 | 14.19 | 6.3872 | 5.8826 | 358 | 2 | 222,626.91 | 77.05 | 77.31 | 691 |
| 250,000.00 - 299,999.99 | 66 | 17,974,763.70 | 13.48 | 6.4138 | 5.9092 | 358 | 2 | 272,344.90 | 78.34 | 78.34 | 687 |
| 300,000.00 - 349,999.99 | 49 | 15,899,232.06 | 11.92 | 6.3378 | 5.8332 | 358 | 2 | 324,474.12 | 78.31 | 78.31 | 700 |
| 350,000.00 - 399,999.99 | 38 | 13,868,362.97 | 10.40 | 6.1987 | 5.6941 | 358 | 2 | 364,956.92 | 77.75 | 77.75 | 694 |
| 400,000.00 - 449,999.99 | 30 | 12,651,616.08 | 9.49 | 6.3490 | 5.8444 | 358 | 2 | 421,720.54 | 81.54 | 81.54 | 698 |
| 450,000.00 - 499,999.99 | 27 | 12,804,948.75 | 9.60 | 6.5711 | 6.0665 | 358 | 2 | 474,257.36 | 83.11 | 83.11 | 678 |
| 500,000.00 - 549,999.99 | 9 | 4,744,702.58 | 3.56 | 6.5862 | 6.0816 | 358 | 2 | 527,189.18 | 81.23 | 81.23 | 677 |
| 550,000.00 - 599,999.99 | 12 | 6,865,943.00 | 5.15 | 6.2775 | 5.7729 | 358 | 2 | 572,161.92 | 83.95 | 83.95 | 703 |
| 600,000.00 - 649,999.99 | 6 | 3,772,380.91 | 2.83 | 5.9590 | 5.4544 | 358 | 2 | 628,730.15 | 83.95 | 86.00 | 718 |
| 650,000.00 - 699,999.99 | 3 | 2,035,600.00 | 1.53 | 6.2056 | 5.7010 | 358 | 2 | 678,533.33 | 78.25 | 78.25 | 656 |
| 700,000.00 - 749,999.99 | 4 | 2,881,997.14 | 2.16 | 6.7786 | 6.2740 | 358 | 2 | 720,499.29 | 85.28 | 85.28 | 671 |
| 750,000.00 - 799,999.99 | 1 | 750,000.00 | 0.56 | 5.5000 | 4.9954 | 358 | 2 | 750,000.00 | 84.75 | 84.75 | 679 |
| **TOTAL** | **466** | **133,330,786.35** | **100.00** | **6.3769** | **5.8723** | **358** | **2** | **286,117.57** | **78.78** | **78.91** | **693** |

## Collateral Grouped by Current Gross Coupon

| CURRENT GROSS COUPON | Count | Total CURRENT BALANCE | Pct of overall CURRENT BALANCE | Wtd Avg CURRENT GROSS COUPON | Wtd Avg CURRENT NET COUPON | Wtd Avg STATED REM TERM | Wtd Avg AGE | Min CURRENT GROSS COUPON | Max CURRENT GROSS COUPON | Avg CURRENT BALANCE | Wtd Avg LOAN TO VALUE | Wtd Avg COMBO LTV | Wtd Avg FICO SCORE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5.000 - 5.249 | 5 | 1,088,433 | 0.82 | 5.0921 | 4.5875 | 357 | 3 | 5.0000 | 5.1250 | 217,687 | 74.44 | 74.44 | 745 |
| 5.250 - 5.499 | 27 | 7,219,234 | 5.41 | 5.3300 | 4.8254 | 358 | 2 | 5.2500 | 5.4000 | 267,379 | 68.70 | 68.70 | 737 |
| 5.500 - 5.749 | 68 | 21,878,797 | 16.41 | 5.5376 | 5.0330 | 358 | 2 | 5.5000 | 5.6500 | 321,747 | 75.06 | 75.51 | 723 |
| 5.750 - 5.999 | 100 | 28,436,096 | 21.33 | 5.8757 | 5.3711 | 358 | 2 | 5.7500 | 5.9900 | 284,361 | 79.74 | 79.74 | 712 |
| 6.000 - 6.249 | 30 | 8,283,998 | 6.21 | 6.1347 | 5.6301 | 358 | 2 | 6.0500 | 6.2000 | 276,133 | 74.74 | 74.74 | 714 |
| 6.250 - 6.499 | 41 | 11,088,483 | 8.32 | 6.3266 | 5.8220 | 358 | 2 | 6.2500 | 6.4500 | 270,451 | 75.15 | 75.15 | 695 |
| 6.500 - 6.749 | 46 | 14,871,477 | 11.15 | 6.5660 | 6.0614 | 359 | 1 | 6.5000 | 6.7000 | 323,293 | 79.83 | 79.83 | 681 |
| 6.750 - 6.999 | 58 | 15,601,540 | 11.70 | 6.8660 | 6.3614 | 358 | 2 | 6.7500 | 6.9900 | 268,992 | 81.85 | 81.85 | 657 |
| 7.000 - 7.249 | 20 | 5,578,796 | 4.18 | 7.1201 | 6.6155 | 358 | 2 | 7.0500 | 7.2000 | 278,940 | 84.72 | 84.72 | 656 |
| 7.250 - 7.499 | 19 | 4,364,170 | 3.27 | 7.3451 | 6.8405 | 358 | 2 | 7.2500 | 7.4500 | 229,693 | 82.98 | 84.11 | 656 |
| 7.500 - 7.749 | 18 | 4,732,180 | 3.55 | 7.5755 | 7.0709 | 359 | 1 | 7.5000 | 7.7000 | 262,899 | 84.04 | 84.47 | 654 |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of*

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
7.750 - 7.999	13	4,322,469	3.24	7.9142	7.4096	358	2	7.7500	7.9900	332,498	86.98	86.98	647
8.000 - 8.249	3	870,000	0.65	8.1345	7.6299	357	3	8.0500	8.1500	290,000	73.10	73.10	662
8.250 - 8.499	5	1,343,970	1.01	8.2913	7.7867	358	2	8.2500	8.4000	268,794	87.30	87.30	649
8.500 - 8.749	7	1,972,344	1.48	8.5396	8.0350	358	2	8.5000	8.7000	281,763	88.77	88.77	627
8.750 - 8.999	4	915,300	0.69	8.9480	8.4434	358	2	8.8000	8.9900	228,825	84.15	84.15	634
9.000 - 9.249	1	502,500	0.38	9.0500	8.5454	359	1	9.0500	9.0500	502,500	71.28	71.28	622
9.750 - 9.999	1	261,000	0.20	9.9900	9.4854	357	3	9.9900	9.9900	261,000	89.08	89.08	627
TOTAL	466	133,330,786	100.00	6.3769	5.8723	358	2	5.0000	9.9900	286,118	78.78	78.91	693

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	34	5,497,970.28	4.12	6.00011	5.49551	358	2	161,705.01	40.25	40.25	715
50.01 - 55.00	14	3,199,611.00	2.40	5.86875	5.36415	359	1	228,543.64	52.12	52.12	723
55.01 - 60.00	22	4,775,433.26	3.58	6.05930	5.55470	358	2	217,065.15	58.28	58.70	736
60.01 - 65.00	22	5,234,254.35	3.93	6.08080	5.57620	358	2	237,920.65	63.25	63.25	716
65.01 - 70.00	27	8,838,389.32	6.63	6.21640	5.71180	358	2	327,347.75	67.49	67.49	696
70.01 - 75.00	45	12,372,562.53	9.28	6.23951	5.73491	359	1	274,945.83	73.26	73.26	689
75.01 - 80.00	65	19,190,200.38	14.39	6.10745	5.60285	358	2	295,233.85	78.25	79.02	699
80.01 - 85.00	66	22,905,570.65	17.18	6.42406	5.91946	358	2	347,054.10	82.85	82.85	684
85.01 - 90.00	149	45,092,960.76	33.82	6.64691	6.14231	358	2	302,637.32	89.16	89.16	683
90.01 - 95.00	21	5,857,833.82	4.39	6.66090	6.15630	358	2	278,944.47	93.65	93.65	694
95.01 - 100.00	1	366,000.00	0.27	6.75000	6.24540	359	1	366,000.00	95.06	95.06	642
TOTAL	466	133,330,786.35	100.00	6.37692	5.87232	358	2	286,117.57	78.78	78.91	693

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.00 - 50.00	34	5,497,970.28	4.12	6.00011	5.49551	358	2	161,705.01	40.25	40.25	715
50.01 - 55.00	14	3,199,611.00	2.40	5.86875	5.36415	359	1	228,543.64	52.12	52.12	723
55.01 - 60.00	21	4,665,433.26	3.50	6.02062	5.51602	358	2	222,163.49	58.32	58.32	738
60.01 - 65.00	22	5,234,254.35	3.93	6.08080	5.57620	358	2	237,920.65	63.25	63.25	716
65.01 - 70.00	27	8,838,389.32	6.63	6.21640	5.71180	358	2	327,347.75	67.49	67.49	696
70.01 - 75.00	46	12,482,562.53	9.36	6.25238	5.74778	359	1	271,360.06	73.11	73.27	689
75.01 - 80.00	62	18,201,268.73	13.65	6.11389	5.60929	358	2	293,568.85	78.24	78.24	699
80.01 - 85.00	66	22,905,570.65	17.18	6.42406	5.91946	358	2	347,054.10	82.85	82.85	684
85.01 - 90.00	150	45,724,342.43	34.29	6.63108	6.12648	358	2	304,828.95	89.00	89.17	683
90.01 - 95.00	21	5,857,833.82	4.39	6.66090	6.15630	358	2	278,944.47	93.65	93.65	694
95.01 - 100.00	3	723,549.98	0.54	6.80067	6.29607	359	1	241,183.33	87.62	97.46	653
TOTAL	466	133,330,786.35	100.00	6.37692	5.87232	358	2	286,117.57	78.78	78.91	693

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Fico Score								
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
600 - 619	1	200,000.00	0.15	200,000.00	6.75000	87.34	87.34	613
620 - 639	66	19,080,012.99	14.31	289,091.11	7.35940	82.16	82.53	629
640 - 659	70	20,825,830.46	15.62	297,511.86	6.80660	79.71	79.71	650
660 - 679	56	15,942,591.85	11.96	284,689.14	6.83410	80.98	80.98	669
680 - 699	74	21,860,055.34	16.40	295,406.15	6.10819	81.44	81.44	688
700 - 719	53	16,266,787.61	12.20	306,920.52	5.89588	78.15	78.62	710
720 - 739	47	12,373,924.81	9.28	263,275.00	5.85178	78.79	78.96	728
740 - 759	43	12,562,760.73	9.42	292,157.23	5.81116	73.86	73.86	749
760 - 779	33	9,312,658.43	6.98	282,201.77	5.86397	74.39	74.39	768
780 - 799	17	3,636,144.52	2.73	213,890.85	5.82195	70.00	70.00	786
800 - 819	6	1,270,019.61	0.95	211,669.93	5.62311	51.90	51.90	810
TOTAL	**466**	**133,330,786.35**	**100.00**	**286,117.57**	**6.37692**	**78.78**	**78.91**	**693**

Collateral Grouped by Property Type			
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	13	3,845,890.94	2.88
Condominium	42	10,469,028.15	7.85
PUD	25	6,958,988.79	5.22
Single Family	386	112,056,878.47	84.04
TOTAL	**466**	**133,330,786.35**	**100.00**

Collateral Grouped by Occupancy Type			
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	2	559,000.00	0.42
Owner Occupied	462	132,266,196.35	99.20
Second Home	2	505,590.00	0.38
TOTAL	**466**	**133,330,786.35**	**100.00**

Collateral Grouped by Documentation Type			
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	335	93,075,154.14	69.81
Limited	8	2,167,313.15	1.63
Stated Income	123	38,088,319.06	28.57
TOTAL	**466**	**133,330,786.35**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Back Ratio (DTI)								
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
5.01 - 10.00	1	124,999.99	0.09	124,999.99	6.12500	43.86	43.86	8.10
10.01 - 15.00	7	1,641,841.55	1.23	234,548.79	6.23160	71.28	71.28	12.23
15.01 - 20.00	17	3,262,149.42	2.45	191,891.14	6.23096	72.65	72.65	17.77
20.01 - 25.00	29	6,403,690.68	4.80	220,816.92	6.10492	76.92	78.04	22.97
25.01 - 30.00	52	14,132,559.17	10.60	271,779.98	6.12543	75.86	75.86	27.91
30.01 - 35.00	64	17,530,610.17	13.15	273,915.78	6.24835	76.45	76.45	32.67
35.01 - 40.00	80	22,618,396.25	16.96	282,729.95	6.42939	79.61	79.61	37.99
40.01 - 45.00	110	34,768,321.53	26.08	316,075.65	6.41732	80.85	81.14	42.53
45.01 - 50.00	99	30,574,027.60	22.93	308,828.56	6.55946	79.89	79.89	47.65
50.01 - 55.00	7	2,274,189.99	1.71	324,884.28	6.43142	81.26	81.26	51.60
TOTAL	466	133,330,786.35	100.00	286,117.57	6.37692	78.78	78.91	38.29

Collateral Grouped by Loan Purpose			
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	425	121,314,248.80	90.99
Purchase	6	1,225,769.60	0.92
Rate/Term Refinance	35	10,790,767.95	8.09
TOTAL	466	133,330,786.35	100.00

Collateral Grouped by Lien							
LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	466	133,330,786.35	100.00	286,117.57	6.37692	78.91	693
TOTAL	466	133,330,786.35	100.00	286,117.57	6.37692	78.91	693

Collateral Grouped by Balloon Flag			
BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	466	133,330,786.35	100.00
TOTAL	466	133,330,786.35	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**111**	**30,626,489.76**	**22.97**
No PP	111	30,626,489.76	22.97
Yes	**355**	**102,704,296.59**	**77.03**
1Y PP	16	4,809,800.00	3.61
2Y PP	1	271,150.00	0.20
3Y PP	338	97,623,346.59	73.22
TOTAL	**466**	**133,330,786.35**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CA	264	90,549,004.22	67.91
CO	25	4,949,824.37	3.71
CT	16	3,158,738.82	2.37
IL	21	4,345,041.36	3.26
MA	27	6,757,262.11	5.07
MD	32	7,848,313.18	5.89
MN	71	14,047,004.93	10.54
RI	7	1,412,550.00	1.06
TX	2	153,497.38	0.12
WA	1	109,549.98	0.08
TOTAL	**466**	**133,330,786.35**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**368**	**106,481,074.81**	**79.86**
2.500 - 2.999	153	42,615,349.70	31.96
3.000 - 3.499	3	496,600.00	0.37
3.500 - 3.999	9	2,688,161.93	2.02
4.000 - 4.499	9	2,268,549.99	1.70
4.500 - 4.999	19	5,250,819.42	3.94
5.000 - 5.499	73	21,957,530.20	16.47
5.500 - 5.999	92	28,715,563.58	21.54
6.000 - 6.499	10	2,488,499.99	1.87
FIXED	**98**	**26,849,711.54**	**20.14**
0.000 - 0.499	98	26,849,711.54	20.14
TOTAL	**466**	**133,330,786.35**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	98	26,849,711.54	20.14
WSJ-6MLIBOR	368	106,481,074.81	79.86
TOTAL	466	133,330,786.35	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED IO	98	26,849,711.54	20.14	6.37001	5.86541	273,980.29	360	359	1	711	38.26	74.84	74.84	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM IO	172	50,970,434.99	38.23	6.90334	6.39874	296,417.69	360	358	2	662	38.75	82.51	82.65	5.30251	2.00000	1.00000	6.00000	22
LIBOR 3/6 ARM IO	101	30,323,233.87	22.74	6.06302	5.55842	300,244.26	360	359	1	700	38.82	79.24	79.24	3.75860	1.99985	1.00000	6.00000	35
LIBOR 5/6 ARM IO	95	25,187,405.95	18.89	5.69690	5.19230	265,181.39	360	358	2	727	36.76	74.87	75.26	2.75000	5.95045	1.00000	6.00000	58
TOTAL	466	133,330,786.35	100.00	6.37692	5.87232	286,160.54	360	358	2	693	38.29	78.78	78.91	4.25906	2.93441	1.00000	6.00000	34

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
10 YEARS	1	364,700.00	0.27
2 YEARS	4	1,110,489.16	0.83
3 YEARS	1	450,000.00	0.34
5 YEARS	460	131,405,597.19	98.56
TOTAL	466	133,330,786.35	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-TC2 SIL/SEC

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	9	2,363,339.61	40.09	6.02163	5.51703	262,675.56	341	339	1	704	41.36	64.48	76.56	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	11	1,546,525.48	26.23	7.62769	7.12309	140,641.09	360	358	2	623	36.15	81.14	95.40	5.15808	2.00000	1.00000	6.00000	22
LIBOR 2/6 ARM IO	2	358,000.00	6.07	7.52682	7.02222	179,000.00	360	359	1	638	28.33	72.72	92.24	4.71089	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	3	629,024.10	10.67	6.25009	5.74549	209,700.00	360	359	1	628	37.51	64.91	80.41	5.34682	2.00000	1.00000	6.00000	35
LIBOR 5/6 ARM	1	257,108.29	4.36	5.25000	4.74540	258,000.00	360	357	3	737	33.00	86.58	99.00	2.75000	6.00000	1.00000	6.00000	57
LIBOR 5/6 ARM IO	2	740,931.65	12.57	5.50000	4.99540	370,475.00	360	357	3	714	37.70	77.84	91.21	2.75000	6.00000	1.00000	6.00000	57
TOTAL	**28**	**5,894,929.13**	**100.00**	**6.45955**	**5.95495**	**210,613.64**	**352**	**351**	**2**	**673**	**37.97**	**72.04**	**85.69**	**4.46583**	**3.13041**	**1.00000**	**6.00000**	**34**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	3	226,718.40	3.85	8.5900	8.0854	359	1	75,572.80	81.81	94.18	594
100,000.00 - 149,999.99	12	1,508,839.16	25.60	7.0903	6.5857	359	1	125,736.60	75.47	89.07	648
150,000.00 - 199,999.99	2	333,300.00	5.65	7.7460	7.2414	359	1	166,650.00	77.58	82.04	656
200,000.00 - 249,999.99	4	951,822.00	16.15	6.9414	6.4368	358	2	237,955.50	84.77	98.20	664
250,000.00 - 299,999.99	2	550,367.90	9.34	5.3832	4.8786	357	3	275,183.95	70.00	83.55	742
300,000.00 - 349,999.99	1	306,000.00	5.19	5.5000	4.9954	359	1	306,000.00	47.35	59.72	727
350,000.00 - 399,999.99	1	383,500.00	6.51	6.1500	5.6454	239	1	383,500.00	48.10	52.68	710
400,000.00 - 449,999.99	1	425,000.00	7.21	5.7500	5.2454	359	1	425,000.00	59.02	79.85	625
550,000.00 - 599,999.99	1	578,000.00	9.81	5.7500	5.2454	359	1	578,000.00	69.64	92.59	669
600,000.00 - 649,999.99	1	631,381.67	10.71	5.5000	4.9954	357	3	631,381.67	77.47	89.74	712
TOTAL	**28**	**5,894,929.13**	**100.00**	**6.4595**	**5.9549**	**351**	**2**	**210,533.18**	**72.04**	**85.69**	**673**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	1	257,108	4.36	5.2500	4.7454	357	3	5.2500	5.2500	257,108	86.58	99.00	737
5.500 - 5.749	5	1,420,291	24.09	5.5000	4.9954	358	2	5.5000	5.5000	284,058	67.34	80.30	723
5.750 - 5.999	5	1,546,433	26.23	5.8030	5.2984	359	1	5.7500	5.9900	309,287	68.72	88.29	685
6.000 - 6.249	1	383,500	6.51	6.1500	5.6454	239	1	6.1500	6.1500	383,500	48.10	52.68	710
6.250 - 6.499	2	270,658	4.59	6.3461	5.8415	359	1	6.2500	6.4500	135,329	70.95	80.31	709
6.500 - 6.749	1	238,222	4.04	6.5000	5.9954	359	1	6.5000	6.5000	238,222	90.00	96.04	688
6.750 - 6.999	1	142,000	2.41	6.9000	6.3954	359	1	6.9000	6.9000	142,000	76.60	80.11	605
7.000 - 7.249	2	238,900	4.05	7.1431	6.6385	359	1	7.1000	7.2000	119,450	80.17	100.00	592
7.250 - 7.499	1	248,000	4.21	7.4500	6.9454	359	1	7.4500	7.4500	248,000	80.00	100.00	638
7.500 - 7.749	1	110,000	1.87	7.7000	7.1954	359	1	7.7000	7.7000	110,000	56.32	74.76	637
7.750 - 7.999	4	596,474	10.12	7.9212	7.4166	358	2	7.7500	7.9900	149,119	83.69	95.14	600
8.250 - 8.499	1	123,924	2.10	8.4500	7.9454	359	1	8.4500	8.4500	123,924	68.89	72.50	588
9.500 - 9.749	1	172,800	2.93	9.6000	9.0954	359	1	9.6000	9.6000	172,800	90.00	95.83	576
10.250 - 10.499	2	146,618	2.49	10.2781	9.7735	358	2	10.2500	10.3000	73,309	77.33	93.40	533

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	28	5,894,929	100.00	6.4595	5.9549	351	2	5.2500	10.3000	210,533	72.04	85.69	673

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	2	689,500.00	11.70	5.86153	5.35693	292	1	344,750.00	47.77	55.80	718
50.01 - 55.00	1	130,000.00	2.21	6.45000	5.94540	360	0	130,000.00	52.00	60.00	675
55.01 - 60.00	3	828,259.61	14.05	5.92046	5.41586	358	2	276,086.54	57.40	75.69	669
60.01 - 65.00	1	160,500.00	2.72	5.75000	5.24540	360	0	160,500.00	64.20	67.20	742
65.01 - 70.00	3	827,246.37	14.03	6.45746	5.95286	359	1	275,748.79	69.54	88.49	633
70.01 - 75.00	1	64,218.40	1.09	10.25000	9.74540	357	3	64,218.40	73.91	100.00	508
75.01 - 80.00	9	1,854,216.46	31.45	6.45235	5.94775	358	2	206,024.05	78.88	94.44	687
80.01 - 85.00	1	102,900.00	1.75	7.20000	6.69540	359	1	102,900.00	80.39	100.00	560
85.01 - 90.00	7	1,238,088.29	21.00	7.00024	6.49564	358	2	176,869.76	89.11	97.20	666
TOTAL	28	5,894,929.13	100.00	6.45955	5.95495	351	2	210,533.18	72.04	85.69	673

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50.01 - 55.00	1	383,500.00	6.51	6.15000	5.64540	239	1	383,500.00	48.10	52.68	710
55.01 - 60.00	2	436,000.00	7.40	5.78326	5.27866	359	1	218,000.00	48.74	59.80	711
65.01 - 70.00	2	453,759.61	7.70	5.58843	5.08383	358	2	226,879.81	58.56	69.01	745
70.01 - 75.00	2	233,924.10	3.97	8.09732	7.59272	359	1	116,962.05	62.98	73.56	611
75.01 - 80.00	1	425,000.00	7.21	5.75000	5.24540	359	1	425,000.00	59.02	79.85	625
80.01 - 85.00	1	142,000.00	2.41	6.90000	6.39540	359	1	142,000.00	76.60	80.11	605
85.01 - 90.00	3	839,103.94	14.23	6.30740	5.80280	357	3	279,701.31	76.56	88.94	666
90.01 - 95.00	1	578,000.00	9.81	5.75000	5.24540	359	1	578,000.00	69.64	92.59	669
95.01 - 100.00	15	2,403,641.48	40.77	6.95984	6.45524	358	2	160,242.77	84.55	98.54	669
TOTAL	28	5,894,929.13	100.00	6.45955	5.95495	351	2	210,533.18	72.04	85.69	673

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	2	189,540.67	3.22	94,770.34	8.59703	71.14	90.34	509
540 - 559	1	82,400.00	1.40	82,400.00	10.30000	80.00	88.25	553
560 - 579	3	491,700.00	8.34	163,900.00	8.39048	87.99	96.96	569
580 - 599	1	123,924.10	2.10	123,924.10	8.45000	68.89	72.50	588

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
600 - 619	2	278,000.00	4.72	139,000.00	6.99784	78.26	89.84	610
620 - 639	3	783,000.00	13.28	261,000.00	6.56239	65.29	85.52	631
660 - 679	3	841,200.00	14.27	280,400.00	6.21287	70.14	88.37	669
680 - 699	2	360,174.00	6.11	180,087.00	6.97403	86.61	97.38	687
700 - 719	3	1,094,981.67	18.57	364,993.89	5.72765	68.10	77.19	711
720 - 739	3	672,658.27	11.41	224,219.42	5.40444	67.66	81.25	730
740 - 759	5	977,350.42	16.58	195,470.08	5.83076	71.26	85.48	747
TOTAL	28	5,894,929.13	100.00	210,533.18	6.45955	72.04	85.69	673

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	1	123,924.10	2.10
Condominium	2	371,552.00	6.30
PUD	2	673,000.00	11.42
Single Family	23	4,726,453.03	80.18
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	1	238,222.00	4.04
Owner Occupied	27	5,656,707.13	95.96
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	21	4,410,839.48	74.82
Stated Income	7	1,484,089.65	25.18
TOTAL	28	5,894,929.13	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Back Ratio (DTI)								
BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
20.01 - 25.00	3	481,474.08	8.17	160,491.36	7.26370	77.14	92.86	23.27
25.01 - 30.00	3	488,500.00	8.29	162,833.33	6.53347	80.08	100.00	28.31
30.01 - 35.00	6	948,070.96	16.08	158,011.83	6.78274	80.09	91.00	33.53
35.01 - 40.00	4	987,900.00	16.76	246,975.00	6.69712	59.69	67.39	37.50
40.01 - 45.00	8	2,015,041.28	34.18	251,880.16	6.14299	69.68	82.25	41.02
45.01 - 50.00	4	973,942.81	16.52	243,485.70	6.12428	75.07	95.47	48.56
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**72.04**	**85.69**	**37.97**

Collateral Grouped by Loan Purpose			
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	19	4,281,772.34	72.63
Purchase	6	998,434.79	16.94
Rate/Term Refinance	3	614,722.00	10.43
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Lien							
LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	28	5,894,929.13	100.00	210,533.18	6.45955	85.69	673
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**85.69**	**673**

Collateral Grouped by Balloon Flag			
BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	28	5,894,929.13	100.00
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Prepay Penalty			
PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**9**	**1,386,834.79**	**23.53**
No PP	9	1,386,834.79	23.53
Yes	**19**	**4,508,094.34**	**76.47**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1Y PP	1	160,500.00	2.72
3Y PP	18	4,347,594.34	73.75
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CA	7	2,866,741.28	48.63
CO	2	250,658.00	4.25
CT	1	123,924.10	2.10
IL	7	1,027,684.81	17.43
MN	9	1,355,870.96	23.00
RI	1	160,500.00	2.72
WA	1	109,549.98	1.86
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**19**	**3,531,589.52**	**59.91**
2.500 - 2.999	4	1,078,139.94	18.29
4.000 - 4.499	6	894,484.81	15.17
4.500 - 4.999	1	249,600.00	4.23
5.500 - 5.999	3	751,000.00	12.74
6.000 - 6.499	2	244,900.00	4.15
6.500 - 6.999	3	313,464.77	5.32
FIXED	**9**	**2,363,339.61**	**40.09**
0.000 - 0.499	9	2,363,339.61	40.09
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	9	2,363,339.61	40.09
WSJ-6MLIBOR	19	3,531,589.52	59.91
TOTAL	**28**	**5,894,929.13**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	9	2,363,339.61	40.09	6.02163	5.51703	262,675.56	341	339	1	704	41.36	64.48	76.56	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	11	1,546,525.48	26.23	7.62769	7.12309	140,641.09	360	358	2	623	36.15	81.14	95.40	5.15808	2.00000	1.00000	6.00000	22
LIBOR 2/6 ARM IO	2	358,000.00	6.07	7.52682	7.02222	179,000.00	360	359	1	638	28.33	72.72	92.24	4.71089	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	3	629,024.10	10.67	6.25009	5.74549	209,700.00	360	359	1	628	37.51	64.91	80.41	5.34682	2.00000	1.00000	6.00000	35
LIBOR 5/6 ARM	1	257,108.29	4.36	5.25000	4.74540	258,000.00	360	357	3	737	33.00	86.58	99.00	2.75000	6.00000	1.00000	6.00000	57
LIBOR 5/6 ARM IO	2	740,931.65	12.57	5.50000	4.99540	370,475.00	360	357	3	714	37.70	77.84	91.21	2.75000	6.00000	1.00000	6.00000	57
TOTAL	**28**	**5,894,929.13**	**100.00**	**6.45955**	**5.95495**	**210,613.64**	**352**	**351**	**2**	**673**	**37.97**	**72.04**	**85.69**	**4.46583**	**3.13041**	**1.00000**	**6.00000**	**34**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
5 YEARS	4	1,098,931.65	18.64
NON-IO	24	4,795,997.48	81.36
TOTAL	*28*	*5,894,929.13*	*100.00*

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	9	2,363,339.61	40.09	6.02163	5.51703	262,675.56	341	339	1	704	41.36	64.48	76.56	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	11	1,546,525.48	26.23	7.62769	7.12309	140,641.09	360	358	2	623	36.15	81.14	95.40	5.15808	2.00000	1.00000	6.00000	22
LIBOR 2/6 ARM IO	2	358,000.00	6.07	7.52682	7.02222	179,000.00	360	359	1	638	28.33	72.72	92.24	4.71089	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	3	629,024.10	10.67	6.25009	5.74549	209,700.00	360	359	1	628	37.51	64.91	80.41	5.34682	2.00000	1.00000	6.00000	35
LIBOR 5/6 ARM	1	257,108.29	4.36	5.25000	4.74540	258,000.00	360	357	3	737	33.00	86.58	99.00	2.75000	6.00000	1.00000	6.00000	57
LIBOR 5/6 ARM IO	2	740,931.65	12.57	5.50000	4.99540	370,475.00	360	357	3	714	37.70	77.84	91.21	2.75000	6.00000	1.00000	6.00000	57
TOTAL	**28**	**5,894,929.13**	**100.00**	**6.45955**	**5.95495**	**210,613.64**	**352**	**351**	**2**	**673**	**37.97**	**72.04**	**85.69**	**4.46583**	**3.13041**	**1.00000**	**6.00000**	**34**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	3	226,718.40	3.85	8.5900	8.0854	359	1	75,572.80	81.81	94.18	594
100,000.00 - 149,999.99	12	1,508,839.16	25.60	7.0903	6.5857	359	1	125,736.60	75.47	89.07	648
150,000.00 - 199,999.99	2	333,300.00	5.65	7.7460	7.2414	359	1	166,650.00	77.58	82.04	656
200,000.00 - 249,999.99	4	951,822.00	16.15	6.9414	6.4368	358	2	237,955.50	84.77	98.20	664
250,000.00 - 299,999.99	2	550,367.90	9.34	5.3832	4.8786	357	3	275,183.95	70.00	83.55	742
300,000.00 - 349,999.99	1	306,000.00	5.19	5.5000	4.9954	359	1	306,000.00	47.35	59.72	727
350,000.00 - 399,999.99	1	383,500.00	6.51	6.1500	5.6454	239	1	383,500.00	48.10	52.68	710
400,000.00 - 449,999.99	1	425,000.00	7.21	5.7500	5.2454	359	1	425,000.00	59.02	79.85	625
550,000.00 - 599,999.99	1	578,000.00	9.81	5.7500	5.2454	359	1	578,000.00	69.64	92.59	669
600,000.00 - 649,999.99	1	631,381.67	10.71	5.5000	4.9954	357	3	631,381.67	77.47	89.74	712
TOTAL	**28**	**5,894,929.13**	**100.00**	**6.4595**	**5.9549**	**351**	**2**	**210,533.18**	**72.04**	**85.69**	**673**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	1	257,108	4.36	5.2500	4.7454	357	3	5.2500	5.2500	257,108	86.58	99.00	737
5.500 - 5.749	5	1,420,291	24.09	5.5000	4.9954	358	2	5.5000	5.5000	284,058	67.34	80.30	723
5.750 - 5.999	5	1,546,433	26.23	5.8030	5.2984	359	1	5.7500	5.9900	309,287	68.72	88.29	685
6.000 - 6.249	1	383,500	6.51	6.1500	5.6454	239	1	6.1500	6.1500	383,500	48.10	52.68	710
6.250 - 6.499	2	270,658	4.59	6.3461	5.8415	359	1	6.2500	6.4500	135,329	70.95	80.31	709
6.500 - 6.749	1	238,222	4.04	6.5000	5.9954	359	1	6.5000	6.5000	238,222	90.00	96.04	688
6.750 - 6.999	1	142,000	2.41	6.9000	6.3954	359	1	6.9000	6.9000	142,000	76.60	80.11	605
7.000 - 7.249	2	238,900	4.05	7.1431	6.6385	359	1	7.1000	7.2000	119,450	80.17	100.00	592
7.250 - 7.499	1	248,000	4.21	7.4500	6.9454	359	1	7.4500	7.4500	248,000	80.00	100.00	638
7.500 - 7.749	1	110,000	1.87	7.7000	7.1954	359	1	7.7000	7.7000	110,000	56.32	74.76	637
7.750 - 7.999	4	596,474	10.12	7.9212	7.4166	358	2	7.7500	7.9900	149,119	83.69	95.14	600
8.250 - 8.499	1	123,924	2.10	8.4500	7.9454	359	1	8.4500	8.4500	123,924	68.89	72.50	588
9.500 - 9.749	1	172,800	2.93	9.6000	9.0954	359	1	9.6000	9.6000	172,800	90.00	95.83	576
10.250 - 10.499	2	146,618	2.49	10.2781	9.7735	358	2	10.2500	10.3000	73,309	77.33	93.40	533

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	28	5,894,929	100.00	6.4595	5.9549	351	2	5.2500	10.3000	210,533	72.04	85.69	673

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	2	689,500.00	11.70	5.86153	5.35693	292	1	344,750.00	47.77	55.80	718
50.01 - 55.00	1	130,000.00	2.21	6.45000	5.94540	360	0	130,000.00	52.00	60.00	675
55.01 - 60.00	3	828,259.61	14.05	5.92046	5.41586	358	2	276,086.54	57.40	75.69	669
60.01 - 65.00	1	160,500.00	2.72	5.75000	5.24540	360	0	160,500.00	64.20	67.20	742
65.01 - 70.00	3	827,246.37	14.03	6.45746	5.95286	359	1	275,748.79	69.54	88.49	633
70.01 - 75.00	1	64,218.40	1.09	10.25000	9.74540	357	3	64,218.40	73.91	100.00	508
75.01 - 80.00	9	1,854,216.46	31.45	6.45235	5.94775	358	2	206,024.05	78.88	94.44	687
80.01 - 85.00	1	102,900.00	1.75	7.20000	6.69540	359	1	102,900.00	80.39	100.00	560
85.01 - 90.00	7	1,238,088.29	21.00	7.00024	6.49564	358	2	176,869.76	89.11	97.20	666
TOTAL	28	5,894,929.13	100.00	6.45955	5.95495	351	2	210,533.18	72.04	85.69	673

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50.01 - 55.00	1	383,500.00	6.51	6.15000	5.64540	239	1	383,500.00	48.10	52.68	710
55.01 - 60.00	2	436,000.00	7.40	5.78326	5.27866	359	1	218,000.00	48.74	59.80	711
65.01 - 70.00	2	453,759.61	7.70	5.58843	5.08383	358	2	226,879.81	58.56	69.01	745
70.01 - 75.00	2	233,924.10	3.97	8.09732	7.59272	359	1	116,962.05	62.98	73.56	611
75.01 - 80.00	1	425,000.00	7.21	5.75000	5.24540	359	1	425,000.00	59.02	79.85	625
80.01 - 85.00	1	142,000.00	2.41	6.90000	6.39540	359	1	142,000.00	76.60	80.11	605
85.01 - 90.00	3	839,103.94	14.23	6.30740	5.80280	357	3	279,701.31	76.56	88.94	666
90.01 - 95.00	1	578,000.00	9.81	5.75000	5.24540	359	1	578,000.00	69.64	92.59	669
95.01 - 100.00	15	2,403,641.48	40.77	6.95984	6.45524	358	2	160,242.77	84.55	98.54	669
TOTAL	28	5,894,929.13	100.00	6.45955	5.95495	351	2	210,533.18	72.04	85.69	673

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	2	189,540.67	3.22	94,770.34	8.59703	71.14	90.34	509
540 - 559	1	82,400.00	1.40	82,400.00	10.30000	80.00	88.25	553
560 - 579	3	491,700.00	8.34	163,900.00	8.39048	87.99	96.96	569
580 - 599	1	123,924.10	2.10	123,924.10	8.45000	68.89	72.50	588

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Fico Score								
FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
600 - 619	2	278,000.00	4.72	139,000.00	6.99784	78.26	89.84	610
620 - 639	3	783,000.00	13.28	261,000.00	6.56239	65.29	85.52	631
660 - 679	3	841,200.00	14.27	280,400.00	6.21287	70.14	88.37	669
680 - 699	2	360,174.00	6.11	180,087.00	6.97403	86.61	97.38	687
700 - 719	3	1,094,981.67	18.57	364,993.89	5.72765	68.10	77.19	711
720 - 739	3	672,658.27	11.41	224,219.42	5.40444	67.66	81.25	730
740 - 759	5	977,350.42	16.58	195,470.08	5.83076	71.26	85.48	747
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**72.04**	**85.69**	**673**

Collateral Grouped by Property Type			
PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	1	123,924.10	2.10
Condominium	2	371,552.00	6.30
PUD	2	673,000.00	11.42
Single Family	23	4,726,453.03	80.18
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Occupancy Type			
OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	1	238,222.00	4.04
Owner Occupied	27	5,656,707.13	95.96
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Documentation Type			
DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	21	4,410,839.48	74.82
Stated Income	7	1,484,089.65	25.18
TOTAL	**28**	**5,894,929.13**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
20.01 - 25.00	3	481,474.08	8.17	160,491.36	7.26370	77.14	92.86	23.27
25.01 - 30.00	3	488,500.00	8.29	162,833.33	6.53347	80.08	100.00	28.31
30.01 - 35.00	6	948,070.96	16.08	158,011.83	6.78274	80.09	91.00	33.53
35.01 - 40.00	4	987,900.00	16.76	246,975.00	6.69712	59.69	67.39	37.50
40.01 - 45.00	8	2,015,041.28	34.18	251,880.16	6.14299	69.68	82.25	41.02
45.01 - 50.00	4	973,942.81	16.52	243,485.70	6.12428	75.07	95.47	48.56
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**72.04**	**85.69**	**37.97**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	19	4,281,772.34	72.63
Purchase	6	998,434.79	16.94
Rate/Term Refinance	3	614,722.00	10.43
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	28	5,894,929.13	100.00	210,533.18	6.45955	85.69	673
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**85.69**	**673**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	28	5,894,929.13	100.00
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**9**	**1,386,834.79**	**23.53**
No PP	9	1,386,834.79	23.53
Yes	**19**	**4,508,094.34**	**76.47**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1Y PP	1	160,500.00	2.72
3Y PP	18	4,347,594.34	73.75
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CA	7	2,866,741.28	48.63
CO	2	250,658.00	4.25
CT	1	123,924.10	2.10
IL	7	1,027,684.81	17.43
MN	9	1,355,870.96	23.00
RI	1	160,500.00	2.72
WA	1	109,549.98	1.86
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	19	3,531,589.52	59.91
2.500 - 2.999	4	1,078,139.94	18.29
4.000 - 4.499	6	894,484.81	15.17
4.500 - 4.999	1	249,600.00	4.23
5.500 - 5.999	3	751,000.00	12.74
6.000 - 6.499	2	244,900.00	4.15
6.500 - 6.999	3	313,464.77	5.32
FIXED	9	2,363,339.61	40.09
0.000 - 0.499	9	2,363,339.61	40.09
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	9	2,363,339.61	40.09
WSJ-6MLIBOR	19	3,531,589.52	59.91
TOTAL	28	5,894,929.13	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-TC2 SIL/SEC

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	9	2,363,339.61	40.09	6.02163	5.51703	262,675.56	341	339	1	704	41.36	64.48	76.56	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	11	1,546,525.48	26.23	7.62769	7.12309	140,641.09	360	358	2	623	36.15	81.14	95.40	5.15808	2.00000	1.00000	6.00000	22
LIBOR 2/6 ARM IO	2	358,000.00	6.07	7.52682	7.02222	179,000.00	360	359	1	638	28.33	72.72	92.24	4.71089	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	3	629,024.10	10.67	6.25009	5.74549	209,700.00	360	359	1	628	37.51	64.91	80.41	5.34682	2.00000	1.00000	6.00000	35
LIBOR 5/6 ARM	1	257,108.29	4.36	5.25000	4.74540	258,000.00	360	357	3	737	33.00	86.58	99.00	2.75000	6.00000	1.00000	6.00000	57
LIBOR 5/6 ARM IO	2	740,931.65	12.57	5.50000	4.99540	370,475.00	360	357	3	714	37.70	77.84	91.21	2.75000	6.00000	1.00000	6.00000	57
TOTAL	**28**	**5,894,929.13**	**100.00**	**6.45955**	**5.95495**	**210,613.64**	**352**	**351**	**2**	**673**	**37.97**	**72.04**	**85.69**	**4.46583**	**3.13041**	**1.00000**	**6.00000**	**34**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
5 YEARS	4	1,098,931.65	18.64
NON-IO	24	4,795,997.48	81.36
TOTAL	**28**	**5,894,929.13**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	9	2,363,339.61	40.09	6.02163	5.51703	262,675.56	341	339	1	704	41.36	64.48	76.56	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	11	1,546,525.48	26.23	7.62769	7.12309	140,641.09	360	358	2	623	36.15	81.14	95.40	5.15808	2.00000	1.00000	6.00000	22
LIBOR 2/6 ARM IO	2	358,000.00	6.07	7.52682	7.02222	179,000.00	360	359	1	638	28.33	72.72	92.24	4.71089	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	3	629,024.10	10.67	6.25009	5.74549	209,700.00	360	359	1	628	37.51	64.91	80.41	5.34682	2.00000	1.00000	6.00000	35
LIBOR 5/6 ARM	1	257,108.29	4.36	5.25000	4.74540	258,000.00	360	357	3	737	33.00	86.58	99.00	2.75000	6.00000	1.00000	6.00000	57
LIBOR 5/6 ARM IO	2	740,931.65	12.57	5.50000	4.99540	370,475.00	360	357	3	714	37.70	77.84	91.21	2.75000	6.00000	1.00000	6.00000	57
TOTAL	28	5,894,929.13	100.00	6.45955	5.95495	210,613.64	352	351	2	673	37.97	72.04	85.69	4.46583	3.13041	1.00000	6.00000	34

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	3	226,718.40	3.85	8.5900	8.0854	359	1	75,572.80	81.81	94.18	594
100,000.00 - 149,999.99	12	1,508,839.16	25.60	7.0903	6.5857	359	1	125,736.60	75.47	89.07	648
150,000.00 - 199,999.99	2	333,300.00	5.65	7.7460	7.2414	359	1	166,650.00	77.58	82.04	656
200,000.00 - 249,999.99	4	951,822.00	16.15	6.9414	6.4368	358	2	237,955.50	84.77	98.20	664
250,000.00 - 299,999.99	2	550,367.90	9.34	5.3832	4.8786	357	3	275,183.95	70.00	83.55	742
300,000.00 - 349,999.99	1	306,000.00	5.19	5.5000	4.9954	359	1	306,000.00	47.35	59.72	727
350,000.00 - 399,999.99	1	383,500.00	6.51	6.1500	5.6454	239	1	383,500.00	48.10	52.68	710
400,000.00 - 449,999.99	1	425,000.00	7.21	5.7500	5.2454	359	1	425,000.00	59.02	79.85	625
550,000.00 - 599,999.99	1	578,000.00	9.81	5.7500	5.2454	359	1	578,000.00	69.64	92.59	669
600,000.00 - 649,999.99	1	631,381.67	10.71	5.5000	4.9954	357	3	631,381.67	77.47	89.74	712
TOTAL	28	5,894,929.13	100.00	6.4595	5.9549	351	2	210,533.18	72.04	85.69	673

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	1	257,108	4.36	5.2500	4.7454	357	3	5.2500	5.2500	257,108	86.58	99.00	737
5.500 - 5.749	5	1,420,291	24.09	5.5000	4.9954	358	2	5.5000	5.5000	284,058	67.34	80.30	723
5.750 - 5.999	5	1,546,433	26.23	5.8030	5.2984	359	1	5.7500	5.9900	309,287	68.72	88.29	685
6.000 - 6.249	1	383,500	6.51	6.1500	5.6454	239	1	6.1500	6.1500	383,500	48.10	52.68	710
6.250 - 6.499	2	270,658	4.59	6.3461	5.8415	359	1	6.2500	6.4500	135,329	70.95	80.31	709
6.500 - 6.749	1	238,222	4.04	6.5000	5.9954	359	1	6.5000	6.5000	238,222	90.00	96.04	688
6.750 - 6.999	1	142,000	2.41	6.9000	6.3954	359	1	6.9000	6.9000	142,000	76.60	80.11	605
7.000 - 7.249	2	238,900	4.05	7.1431	6.6385	359	1	7.1000	7.2000	119,450	80.17	100.00	592
7.250 - 7.499	1	248,000	4.21	7.4500	6.9454	359	1	7.4500	7.4500	248,000	80.00	100.00	638
7.500 - 7.749	1	110,000	1.87	7.7000	7.1954	359	1	7.7000	7.7000	110,000	56.32	74.76	637
7.750 - 7.999	4	596,474	10.12	7.9212	7.4166	358	2	7.7500	7.9900	149,119	83.69	95.14	600
8.250 - 8.499	1	123,924	2.10	8.4500	7.9454	359	1	8.4500	8.4500	123,924	68.89	72.50	588
9.500 - 9.749	1	172,800	2.93	9.6000	9.0954	359	1	9.6000	9.6000	172,800	90.00	95.83	576
10.250 - 10.499	2	146,618	2.49	10.2781	9.7735	358	2	10.2500	10.3000	73,309	77.33	93.40	533

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	28	5,894,929	100.00	6.4595	5.9549	351	2	5.2500	10.3000	210,533	72.04	85.69	673

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	2	689,500.00	11.70	5.86153	5.35693	292	1	344,750.00	47.77	55.80	718
50.01 - 55.00	1	130,000.00	2.21	6.45000	5.94540	360	0	130,000.00	52.00	60.00	675
55.01 - 60.00	3	828,259.61	14.05	5.92046	5.41586	358	2	276,086.54	57.40	75.69	669
60.01 - 65.00	1	160,500.00	2.72	5.75000	5.24540	360	0	160,500.00	64.20	67.20	742
65.01 - 70.00	3	827,246.37	14.03	6.45746	5.95286	359	1	275,748.79	69.54	88.49	633
70.01 - 75.00	1	64,218.40	1.09	10.25000	9.74540	357	3	64,218.40	73.91	100.00	508
75.01 - 80.00	9	1,854,216.46	31.45	6.45235	5.94775	358	2	206,024.05	78.88	94.44	687
80.01 - 85.00	1	102,900.00	1.75	7.20000	6.69540	359	1	102,900.00	80.39	100.00	560
85.01 - 90.00	7	1,238,088.29	21.00	7.00024	6.49564	358	2	176,869.76	89.11	97.20	666
TOTAL	28	5,894,929.13	100.00	6.45955	5.95495	351	2	210,533.18	72.04	85.69	673

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50.01 - 55.00	1	383,500.00	6.51	6.15000	5.64540	239	1	383,500.00	48.10	52.68	710
55.01 - 60.00	2	436,000.00	7.40	5.78326	5.27866	359	1	218,000.00	48.74	59.80	711
65.01 - 70.00	2	453,759.61	7.70	5.58843	5.08383	358	2	226,879.81	58.56	69.01	745
70.01 - 75.00	2	233,924.10	3.97	8.09732	7.59272	359	1	116,962.05	62.98	73.56	611
75.01 - 80.00	1	425,000.00	7.21	5.75000	5.24540	359	1	425,000.00	59.02	79.85	625
80.01 - 85.00	1	142,000.00	2.41	6.90000	6.39540	359	1	142,000.00	76.60	80.11	605
85.01 - 90.00	3	839,103.94	14.23	6.30740	5.80280	357	3	279,701.31	76.56	88.94	666
90.01 - 95.00	1	578,000.00	9.81	5.75000	5.24540	359	1	578,000.00	69.64	92.59	669
95.01 - 100.00	15	2,403,641.48	40.77	6.95984	6.45524	358	2	160,242.77	84.55	98.54	669
TOTAL	28	5,894,929.13	100.00	6.45955	5.95495	351	2	210,533.18	72.04	85.69	673

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	2	189,540.67	3.22	94,770.34	8.59703	71.14	90.34	509
540 - 559	1	82,400.00	1.40	82,400.00	10.30000	80.00	88.25	553
560 - 579	3	491,700.00	8.34	163,900.00	8.39048	87.99	96.96	569
580 - 599	1	123,924.10	2.10	123,924.10	8.45000	68.89	72.50	588

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
600 - 619	2	278,000.00	4.72	139,000.00	6.99784	78.26	89.84	610
620 - 639	3	783,000.00	13.28	261,000.00	6.56239	65.29	85.52	631
660 - 679	3	841,200.00	14.27	280,400.00	6.21287	70.14	88.37	669
680 - 699	2	360,174.00	6.11	180,087.00	6.97403	86.61	97.38	687
700 - 719	3	1,094,981.67	18.57	364,993.89	5.72765	68.10	77.19	711
720 - 739	3	672,658.27	11.41	224,219.42	5.40444	67.66	81.25	730
740 - 759	5	977,350.42	16.58	195,470.08	5.83076	71.26	85.48	747
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**72.04**	**85.69**	**673**

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	1	123,924.10	2.10
Condominium	2	371,552.00	6.30
PUD	2	673,000.00	11.42
Single Family	23	4,726,453.03	80.18
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	1	238,222.00	4.04
Owner Occupied	27	5,656,707.13	95.96
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	21	4,410,839.48	74.82
Stated Income	7	1,484,089.65	25.18
TOTAL	**28**	**5,894,929.13**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
20.01 - 25.00	3	481,474.08	8.17	160,491.36	7.26370	77.14	92.86	23.27
25.01 - 30.00	3	488,500.00	8.29	162,833.33	6.53347	80.08	100.00	28.31
30.01 - 35.00	6	948,070.96	16.08	158,011.83	6.78274	80.09	91.00	33.53
35.01 - 40.00	4	987,900.00	16.76	246,975.00	6.69712	59.69	67.39	37.50
40.01 - 45.00	8	2,015,041.28	34.18	251,880.16	6.14299	69.68	82.25	41.02
45.01 - 50.00	4	973,942.81	16.52	243,485.70	6.12428	75.07	95.47	48.56
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**72.04**	**85.69**	**37.97**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	19	4,281,772.34	72.63
Purchase	6	998,434.79	16.94
Rate/Term Refinance	3	614,722.00	10.43
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	28	5,894,929.13	100.00	210,533.18	6.45955	85.69	673
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**85.69**	**673**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	28	5,894,929.13	100.00
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**9**	**1,386,834.79**	**23.53**
No PP	9	1,386,834.79	23.53
Yes	**19**	**4,508,094.34**	**76.47**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1Y PP	1	160,500.00	2.72
3Y PP	18	4,347,594.34	73.75
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CA	7	2,866,741.28	48.63
CO	2	250,658.00	4.25
CT	1	123,924.10	2.10
IL	7	1,027,684.81	17.43
MN	9	1,355,870.96	23.00
RI	1	160,500.00	2.72
WA	1	109,549.98	1.86
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**19**	**3,531,589.52**	**59.91**
2.500 - 2.999	4	1,078,139.94	18.29
4.000 - 4.499	6	894,484.81	15.17
4.500 - 4.999	1	249,600.00	4.23
5.500 - 5.999	3	751,000.00	12.74
6.000 - 6.499	2	244,900.00	4.15
6.500 - 6.999	3	313,464.77	5.32
FIXED	**9**	**2,363,339.61**	**40.09**
0.000 - 0.499	9	2,363,339.61	40.09
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	9	2,363,339.61	40.09
WSJ-6MLIBOR	19	3,531,589.52	59.91
TOTAL	28	5,894,929.13	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	9	2,363,339.61	40.09	6.02163	5.51703	262,675.56	341	339	1	704	41.36	64.48	76.56	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	11	1,546,525.48	26.23	7.62769	7.12309	140,641.09	360	358	2	623	36.15	81.14	95.40	5.15808	2.00000	1.00000	6.00000	22
LIBOR 2/6 ARM IO	2	358,000.00	6.07	7.52682	7.02222	179,000.00	360	359	1	638	28.33	72.72	92.24	4.71089	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	3	629,024.10	10.67	6.25009	5.74549	209,700.00	360	359	1	628	37.51	64.91	80.41	5.34682	2.00000	1.00000	6.00000	35
LIBOR 5/6 ARM	1	257,108.29	4.36	5.25000	4.74540	258,000.00	360	357	3	737	33.00	86.58	99.00	2.75000	6.00000	1.00000	6.00000	57
LIBOR 5/6 ARM IO	2	740,931.65	12.57	5.50000	4.99540	370,475.00	360	357	3	714	37.70	77.84	91.21	2.75000	6.00000	1.00000	6.00000	57
TOTAL	***28***	***5,894,929.13***	***100.00***	***6.45955***	***5.95495***	***210,613.64***	***352***	***351***	***2***	***673***	***37.97***	***72.04***	***85.69***	***4.46583***	***3.13041***	***1.00000***	***6.00000***	***34***

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
5 YEARS	4	1,098,931.65	18.64
NON-IO	24	4,795,997.48	81.36
TOTAL	28	5,894,929.13	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

ateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	(deal as a whole) Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	174134.47	2.81	9.2238	0.00	512	42.55	74.62	80.92	5.05	100.00	73.30	0.00	26.70	0.00
525	549	> 65%	193409.48	3.62	9.2802	0.00	535	43.30	77.57	83.34	5.98	91.85	72.84	0.00	27.16	0.00
550	574	> 65%	210358.97	6.99	8.0031	0.00	562	39.86	80.62	86.19	4.36	96.35	71.12	0.89	27.99	0.00
575	599	> 70%	205144.16	4.79	8.1629	0.00	588	40.37	82.39	79.86	5.18	95.25	68.59	2.82	28.59	0.00
600	624	> 70%	229430.17	5.55	7.6430	0.00	613	37.72	82.55	89.26	2.52	96.12	72.46	1.70	25.85	19.29
625	649	> 70%	259927.90	6.64	7.1066	0.00	637	38.98	84.91	79.53	5.68	98.66	70.35	1.73	27.92	47.15
650	674	> 80%	269727.63	6.46	6.9441	0.00	663	40.54	87.80	83.96	2.17	97.58	80.02	0.00	19.98	44.76
675	699	> 80%	281842.08	6.36	6.3108	0.00	689	39.40	87.93	78.54	3.42	96.22	67.79	1.05	31.17	47.25
700	724	> 80%	265430.33	4.89	6.2090	0.00	711	39.38	87.48	79.21	2.10	95.39	77.56	0.00	22.44	43.61
725	749	> 85%	236989.96	2.86	6.0260	0.00	737	38.62	89.06	91.71	2.55	94.86	75.68	0.00	24.12	42.77
750	774	> 85%	299830.54	1.51	6.0636	0.00	758	38.82	88.73	73.28	7.44	90.69	82.05	5.51	12.44	34.81
775	799	> 85%	268531.29	0.76	6.2819	0.00	784	36.53	88.83	80.13	12.08	100.00	90.42	0.00	9.58	41.08
800	max	> 85%	184860.41	0.11	6.2248	0.00	811	37.26	87.10	60.87	39.13	100.00	73.24	26.76	0.00	39.13

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 49.9%	211447.99	0.38	7.3969	0.00	613	50.84	61.93	66.52	17.18	89.51	88.33	11.67	0.00	22.97
65%	69%	> 49.9%	251822.75	0.66	7.5038	0.00	615	52.00	68.17	84.04	11.07	100.00	83.28	6.12	10.60	0.00
70%	74%	> 49.9%	234971.72	0.85	8.0145	0.00	584	52.22	72.96	78.10	14.15	96.34	80.02	0.00	19.98	15.46
75%	79%	> 49.9%	198424.93	0.64	7.3719	0.00	659	52.11	77.08	88.49	0.00	87.77	85.66	0.00	14.34	0.00
80%	84%	> 49.9%	261476.32	0.84	7.3897	0.00	620	51.76	82.21	89.33	4.27	93.70	79.45	0.00	20.55	26.06
85%	89%	> 49.9%	276501.70	1.34	7.4245	0.00	625	51.68	86.69	76.41	8.29	85.55	92.35	0.00	7.65	19.48
90%	94%	> 49.9%	303876.51	0.92	7.2955	0.00	637	52.47	90.43	89.95	0.00	93.13	100.00	0.00	0.00	13.13
95%	99%	> 49.9%	280979.98	0.28	7.5913	0.00	694	51.33	95.00	84.12	15.88	100.00	100.00	0.00	0.00	34.42
100%	max	> 49.9%	0.00	0.00	0.0000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	103955.16	0.10	9.1702	0.00	512	22.25	49.67	100.00	0.00	100.00	68.65	0.00	31.35	0.00
25%	29%	< 550	139723.27	0.48	9.1640	0.00	522	27.34	65.04	87.50	6.19	100.00	83.51	0.00	16.49	0.00
30%	34%	< 575	172377.54	1.67	8.3132	0.00	541	31.94	70.08	88.65	3.68	100.00	68.35	0.00	31.65	0.00
35%	39%	< 600	176316.47	2.63	8.5883	0.00	560	36.85	73.39	85.48	2.86	96.08	57.76	0.00	42.24	0.00
40%	44%	< 625	192355.49	5.23	8.2473	0.00	568	41.74	73.66	80.41	2.64	96.36	58.88	0.00	41.12	4.46
45%	49%	< 650	219507.53	7.98	8.0247	0.00	585	46.86	76.74	82.49	4.62	95.17	73.11	1.34	25.55	13.66
50%	54%	< 675	230906.45	3.67	8.0225	0.00	585	51.59	76.31	86.17	5.87	93.76	87.76	0.00	12.24	14.62
55%	max	< 700	171114.61	0.21	9.3326	0.00	578	55.00	73.74	91.15	0.00	100.00	94.16	0.00	5.84	0.00

AND STATED DOC

FICO Low	FICO High		Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524		146613.19	1.30	9.8226	0.00	511	40.91	61.99	76.85	1.88	97.05	0.00	0.00	100.00	0.00	40.18	0	0
525	549		195810.47	1.54	9.5929	0.00	535	41.14	67.97	88.61	6.89	95.12	0.00	0.00	100.00	0.00	38.38	0	0
550	574		201209.98	2.96	8.4109	0.00	562	37.96	70.17	81.86	3.97	99.07	0.00	2.10	97.90	0.00	43.61	0	0
575	599		169624.01	2.22	8.4542	0.00	587	40.03	71.85	80.21	0.84	94.77	0.00	6.10	93.90	0.00	62.33	0	0
600	624		206127.78	2.32	7.9090	0.00	612	37.29	71.57	85.83	4.81	94.67	0.00	6.02	93.98	9.03	49.03	0	0
625	649		289030.16	3.28	7.1303	0.00	638	37.80	79.93	79.23	3.69	97.14	0.00	4.95	95.05	59.34	63.99	0	0
650	674		252106.22	2.54	7.3259	0.00	662	38.42	77.48	76.84	0.00	99.17	0.00	0.49	99.51	50.58	57.69	0	0
675	699		248182.08	4.00	6.3730	0.00	688	38.78	77.81	77.94	2.38	93.76	0.00	4.35	95.65	49.28	54.97	0	0
700	724		274442.91	2.65	6.2295	0.00	712	39.76	78.63	88.08	2.58	94.77	0.00	3.42	96.58	48.45	65.34	0	0
725	749		242241.41	2.24	5.9657	0.00	737	37.53	74.20	80.52	5.33	97.63	0.00	1.33	98.67	32.30	55.08	0	0
750	774		229208.06	1.11	6.1269	0.00	759	33.36	67.55	81.54	0.00	97.60	0.00	13.90	86.10	44.55	74.61	0	0
775	799		225983.46	0.77	6.1513	0.00	784	35.07	68.30	79.13	6.82	79.13	0.00	25.23	74.77	17.00	76.42	0	0
800	max		181907.77	0.26	6.1230	0.00	806	40.41	60.54	74.63	0.00	100.00	0.00	23.86	76.14	28.53	46.84	0	0

IO LOANS

FICO Low	FICO High		Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524		0.00	0.00	0.0000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0	0
525	549		0.00	0.00	0.0000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0	0
550	574		0.00	0.00	0.0000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0	0
575	599		0.00	0.00	0.0000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0	0
600	624		288283.33	1.22	7.3707	0.00	622	41.79	80.16	86.40	9.96	100.00	82.78	0.00	17.22	100.00	68.96	0	0
625	649		295214.84	4.76	7.1135	0.00	638	38.69	81.68	85.78	3.30	100.00	59.33	3.40	37.27	100.00	64.96	0	0
650	674		284801.77	4.76	6.8898	0.00	661	40.73	80.30	82.29	0.00	98.13	73.03	0.00	26.97	100.00	72.39	0	0
675	699		296371.16	4.95	6.1186	0.00	687	37.49	81.46	90.02	2.02	100.00	60.22	2.78	37.00	100.00	67.1	0	0
700	724		309882.18	4.31	5.8928	0.00	713	39.53	78.33	83.88	6.51	100.00	70.15	0.00	29.85	100.00	69.62	0	0
725	749		257888.77	2.65	5.8971	0.00	738	37.57	78.71	87.16	4.21	96.95	72.64	0.00	27.36	100.00	60.95	0	0
750	774		278827.00	2.75	5.7549	0.00	760	33.58	72.28	80.15	10.69	100.00	82.06	3.86	14.08	100.00	65.57	0	0
775	799		248148.15	1.20	5.8623	0.00	782	34.25	71.16	66.06	17.97	96.28	89.04	0.00	10.96	100.00	81.09	0	0
800	max		211669.93	0.26	5.6231	0.00	810	40.71	51.90	54.51	45.49	100.00	71.39	12.24	16.36	100.00	57.01	0	0

Collateral Grouped by Geographic Distribution

STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
California	820	245,511,783.56	49.45
Colorado	104	18,960,077.46	3.82
Connecticut	126	21,337,788.52	4.30
Florida	1	363,102.12	0.07
Illinois	235	37,108,991.16	7.47
Maryland	212	40,373,986.33	8.13
Massachusetts	202	48,901,058.45	9.85
Minnesota	376	62,984,666.03	12.69
Rhode Island	82	14,871,287.70	3.00
South Carolina	1	74,700.00	0.02
Texas	57	5,886,256.33	1.19
Washington	2	136,503.77	0.03
TOTAL	**2,218**	**496,510,201.43**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Questions / Stratification Requests:

1) Rating agency's base case loss expectation (per agency to single-B level)
2) Percentage of silent seconds, CLTV of silents, CLTV of entire pool with silents
 a. 1.19% w/silent second, 85.69% CLTV, 75.22% CLTV on total pool
3) Silent second stratification – Attached
4) Weighted average DTI – 38.43%
5) Top five cities and FICOs - Attached
6) Remaining state concentrations - Attached
7) Stratification for attached zip codes (CONFIDENTIAL) – Attached

CITY	% CURRENT BALANCE	FICO SCORE
SAN DIEGO	3.48	693
LOS ANGELES	2.27	655
CHICAGO	2.08	613
MINNEAPOLIS	1.51	625
LONG BEACH	1.3	661

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM	2	198,324.96	74.15	9.24094	8.73494	99,300.00	360	358	2	620	46.33	86.57	86.57	4.77924	2.00000	1.00000	6.00000	22
LIBOR 5/6 ARM	1	69,134.84	25.85	5.75000	5.24400	69,300.00	360	357	3	752	37.00	90.00	90.00	2.75000	6.00000	1.00000	6.00000	57
TOTAL	**3**	**267,459.80**	**100.00**	**8.33858**	**7.83258**	**89,300.00**	**360**	**357**	**3**	**654**	**43.92**	**87.46**	**87.46**	**4.25471**	**3.03395**	**1.00000**	**6.00000**	**31**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	2	129,113.21	48.27	8.1656	7.6596	358	2	64,556.61	85.35	85.35	669
100,000.00 - 149,999.99	1	138,346.59	51.73	8.5000	7.9940	357	3	138,346.59	89.42	89.42	640
TOTAL	**3**	**267,459.80**	**100.00**	**8.3386**	**7.8326**	**357**	**3**	**89,153.27**	**87.46**	**87.46**	**654**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.750 - 5.999	1	69,135	25.85	5.7500	5.2440	357	3	5.7500	5.7500	69,135	90.00	90.00	752
8.500 - 8.749	1	138,347	51.73	8.5000	7.9940	357	3	8.5000	8.5000	138,347	89.42	89.42	640
10.750 - 10.999	1	59,978	22.43	10.9500	10.4440	359	1	10.9500	10.9500	59,978	80.00	80.00	574
TOTAL	**3**	**267,460**	**100.00**	**8.3386**	**7.8326**	**357**	**3**	**5.7500**	**10.9500**	**89,153**	**87.46**	**87.46**	**654**

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1	59,978.37	22.43	10.95000	10.44400	359	1	59,978.37	80.00	80.00	574
85.01 - 90.00	2	207,481.43	77.57	7.58367	7.07767	357	3	103,740.72	89.61	89.61	677
TOTAL	**3**	**267,459.80**	**100.00**	**8.33858**	**7.83258**	**357**	**3**	**89,153.27**	**87.46**	**87.46**	**654**

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
75.01 - 80.00	1	59,978.37	22.43	10.95000	10.44400	359	1	59,978.37	80.00	80.00	574
85.01 - 90.00	2	207,481.43	77.57	7.58367	7.07767	357	3	103,740.72	89.61	89.61	677
TOTAL	**3**	**267,459.80**	**100.00**	**8.33858**	**7.83258**	**357**	**3**	**89,153.27**	**87.46**	**87.46**	**654**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets; such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
560 - 579	1	59,978.37	22.43	59,978.37	10.95000	80.00	80.00	574
640 - 659	1	138,346.59	51.73	138,346.59	8.50000	89.42	89.42	640
740 - 759	1	69,134.84	25.85	69,134.84	5.75000	90.00	90.00	752
TOTAL	3	267,459.80	100.00	89,153.27	8.33858	87.46	87.46	654

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Single Family	3	267,459.80	100.00
TOTAL	3	267,459.80	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Owner Occupied	3	267,459.80	100.00
TOTAL	3	267,459.80	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	2	207,481.43	77.57
Stated Income	1	59,978.37	22.43
TOTAL	3	267,459.80	100.00

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
35.01 - 40.00	1	69,134.84	25.85	69,134.84	5.75000	90.00	90.00	37.00
40.01 - 45.00	1	138,346.59	51.73	138,346.59	8.50000	89.42	89.42	45.00
45.01 - 50.00	1	59,978.37	22.43	59,978.37	10.95000	80.00	80.00	49.40
TOTAL	3	267,459.80	100.00	89,153.27	8.33858	87.46	87.46	43.92

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Loan Purpose			
LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	2	207,481.43	77.57
Rate/Term Refinance	1	59,978.37	22.43
TOTAL	3	267,459.80	100.00

Collateral Grouped by Lien							
LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	3	267,459.80	100.00	89,153.27	8.33858	87.46	654
TOTAL	3	267,459.80	100.00	89,153.27	8.33858	87.46	654

Collateral Grouped by Balloon Flag			
BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	3	267,459.80	100.00
TOTAL	3	267,459.80	100.00

Collateral Grouped by Prepay Penalty			
PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	3	267,459.80	100.00
No PP	3	267,459.80	100.00
TOTAL	3	267,459.80	100.00

Collateral Grouped by Geographic Distribution			
STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
IL	2	207,481.43	77.57
TX	1	59,978.37	22.43
TOTAL	3	267,459.80	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	3	267,459.80	100.00
2.500 - 2.999	1	69,134.84	25.85
4.000 - 4.499	1	138,346.59	51.73
6.000 - 6.499	1	59,978.37	22.43
TOTAL	3	267,459.80	100.00

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
WSJ-6MLIBOR	3	267,459.80	100.00
TOTAL	3	267,459.80	100.00

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
LIBOR 2/6 ARM	2	198,324.96	74.15	9.24094	8.73494	99,300.00	360	358	2	620	46.33	86.57	86.57	4.77924	2.00000	1.00000	6.00000	22
LIBOR 5/6 ARM	1	69,134.84	25.85	5.75000	5.24400	69,300.00	360	357	3	752	37.00	90.00	90.00	2.75000	6.00000	1.00000	6.00000	57
TOTAL	3	267,459.80	100.00	8.33858	7.83258	89,300.00	360	357	3	654	43.92	87.46	87.46	4.25471	3.03395	1.00000	6.00000	31

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
NON-IO	3	267,459.80	100.00
TOTAL	3	267,459.80	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	9	2,363,339.61	40.09	6.02163	5.51703	262,675.56	341	339	1	704	41.36	64.48	76.56	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	11	1,546,525.48	26.23	7.62769	7.12309	140,641.09	360	358	2	623	36.15	81.14	95.40	5.15808	2.00000	1.00000	6.00000	22
LIBOR 2/6 ARM IO	2	358,000.00	6.07	7.52682	7.02222	179,000.00	360	359	1	638	28.33	72.72	92.24	4.71089	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	3	629,024.10	10.67	6.25009	5.74549	209,700.00	360	359	1	628	37.51	64.91	80.41	5.34682	2.00000	1.00000	6.00000	35
LIBOR 5/6 ARM	1	257,108.29	4.36	5.25000	4.74540	258,000.00	360	357	3	737	33.00	86.58	99.00	2.75000	6.00000	1.00000	6.00000	57
LIBOR 5/6 ARM IO	2	740,931.65	12.57	5.50000	4.99540	370,475.00	360	357	3	714	37.70	77.84	91.21	2.75000	6.00000	1.00000	6.00000	57
TOTAL	**28**	**5,894,929.13**	**100.00**	**6.45955**	**5.95495**	**210,613.64**	**352**	**351**	**2**	**673**	**37.97**	**72.04**	**85.69**	**4.46583**	**3.13041**	**1.00000**	**6.00000**	**34**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50,000.00 - 99,999.99	3	226,718.40	3.85	8.5900	8.0854	359	1	75,572.80	81.81	94.18	594
100,000.00 - 149,999.99	12	1,508,839.16	25.60	7.0903	6.5857	359	1	125,736.60	75.47	89.07	648
150,000.00 - 199,999.99	2	333,300.00	5.65	7.7460	7.2414	359	1	166,650.00	77.58	82.04	656
200,000.00 - 249,999.99	4	951,822.00	16.15	6.9414	6.4368	358	2	237,955.50	84.77	98.20	664
250,000.00 - 299,999.99	2	550,367.90	9.34	5.3832	4.8786	357	3	275,183.95	70.00	83.55	742
300,000.00 - 349,999.99	1	306,000.00	5.19	5.5000	4.9954	359	1	306,000.00	47.35	59.72	727
350,000.00 - 399,999.99	1	383,500.00	6.51	6.1500	5.6454	239	1	383,500.00	48.10	52.68	710
400,000.00 - 449,999.99	1	425,000.00	7.21	5.7500	5.2454	359	1	425,000.00	59.02	79.85	625
550,000.00 - 599,999.99	1	578,000.00	9.81	5.7500	5.2454	359	1	578,000.00	69.64	92.59	669
600,000.00 - 649,999.99	1	631,381.67	10.71	5.5000	4.9954	357	3	631,381.67	77.47	89.74	712
TOTAL	**28**	**5,894,929.13**	**100.00**	**6.4595**	**5.9549**	**351**	**2**	**210,533.18**	**72.04**	**85.69**	**673**

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
5.250 - 5.499	1	257,108	4.36	5.2500	4.7454	357	3	5.2500	5.2500	257,108	86.58	99.00	737
5.500 - 5.749	5	1,420,291	24.09	5.5000	4.9954	358	2	5.5000	5.5000	284,058	67.34	80.30	723
5.750 - 5.999	5	1,546,433	26.23	5.8030	5.2984	359	1	5.7500	5.9900	309,287	68.72	88.29	685
6.000 - 6.249	1	383,500	6.51	6.1500	5.6454	239	1	6.1500	6.1500	383,500	48.10	52.68	710
6.250 - 6.499	2	270,658	4.59	6.3461	5.8415	359	1	6.2500	6.4500	135,329	70.95	80.31	709
6.500 - 6.749	1	238,222	4.04	6.5000	5.9954	359	1	6.5000	6.5000	238,222	90.00	96.04	688
6.750 - 6.999	1	142,000	2.41	6.9000	6.3954	359	1	6.9000	6.9000	142,000	76.60	80.11	605
7.000 - 7.249	2	238,900	4.05	7.1431	6.6385	359	1	7.1000	7.2000	119,450	80.17	100.00	592
7.250 - 7.499	1	248,000	4.21	7.4500	6.9454	359	1	7.4500	7.4500	248,000	80.00	100.00	638
7.500 - 7.749	1	110,000	1.87	7.7000	7.1954	359	1	7.7000	7.7000	110,000	56.32	74.76	637
7.750 - 7.999	4	596,474	10.12	7.9212	7.4166	358	2	7.7500	7.9900	149,119	83.69	95.14	600
8.250 - 8.499	1	123,924	2.10	8.4500	7.9454	359	1	8.4500	8.4500	123,924	68.89	72.50	588
9.500 - 9.749	1	172,800	2.93	9.6000	9.0954	359	1	9.6000	9.6000	172,800	90.00	95.83	576
10.250 - 10.499	2	146,618	2.49	10.2781	9.7735	358	2	10.2500	10.3000	73,309	77.33	93.40	533

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

CURRENT GROSS COUPON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
TOTAL	28	5,894,929	100.00	6.4595	5.9549	351	2	5.2500	10.3000	210,533	72.04	85.69	673

Collateral Grouped by Original Loan-to-Value Ratio

LOAN TO VALUE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
0.01 - 50.00	2	689,500.00	11.70	5.86153	5.35693	292	1	344,750.00	47.77	55.80	718
50.01 - 55.00	1	130,000.00	2.21	6.45000	5.94540	360	0	130,000.00	52.00	60.00	675
55.01 - 60.00	3	828,259.61	14.05	5.92046	5.41586	358	2	276,086.54	57.40	75.69	669
60.01 - 65.00	1	160,500.00	2.72	5.75000	5.24540	360	0	160,500.00	64.20	67.20	742
65.01 - 70.00	3	827,246.37	14.03	6.45746	5.95286	359	1	275,748.79	69.54	88.49	633
70.01 - 75.00	1	64,218.40	1.09	10.25000	9.74540	357	3	64,218.40	73.91	100.00	508
75.01 - 80.00	9	1,854,216.46	31.45	6.45235	5.94775	358	2	206,024.05	78.88	94.44	687
80.01 - 85.00	1	102,900.00	1.75	7.20000	6.69540	359	1	102,900.00	80.39	100.00	560
85.01 - 90.00	7	1,238,088.29	21.00	7.00024	6.49564	358	2	176,869.76	89.11	97.20	666
TOTAL	28	5,894,929.13	100.00	6.45955	5.95495	351	2	210,533.18	72.04	85.69	673

Collateral Grouped by Original Combined Loan-to_Value Ratio

COMBO LTV	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg AGE	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
50.01 - 55.00	1	383,500.00	6.51	6.15000	5.64540	239	1	383,500.00	48.10	52.68	710
55.01 - 60.00	2	436,000.00	7.40	5.78326	5.27866	359	1	218,000.00	48.74	59.80	711
65.01 - 70.00	2	453,759.61	7.70	5.58843	5.08383	358	2	226,879.81	58.56	69.01	745
70.01 - 75.00	2	233,924.10	3.97	8.09732	7.59272	359	1	116,962.05	62.98	73.56	611
75.01 - 80.00	1	425,000.00	7.21	5.75000	5.24540	359	1	425,000.00	59.02	79.85	625
80.01 - 85.00	1	142,000.00	2.41	6.90000	6.39540	359	1	142,000.00	76.60	80.11	605
85.01 - 90.00	3	839,103.94	14.23	6.30740	5.80280	357	3	279,701.31	76.56	88.94	666
90.01 - 95.00	1	578,000.00	9.81	5.75000	5.24540	359	1	578,000.00	69.64	92.59	669
95.01 - 100.00	15	2,403,641.48	40.77	6.95984	6.45524	358	2	160,242.77	84.55	98.54	669
TOTAL	28	5,894,929.13	100.00	6.45955	5.95495	351	2	210,533.18	72.04	85.69	673

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
500 - 519	2	189,540.67	3.22	94,770.34	8.59703	71.14	90.34	509
540 - 559	1	82,400.00	1.40	82,400.00	10.30000	80.00	88.25	553
560 - 579	3	491,700.00	8.34	163,900.00	8.39048	87.99	96.96	569
580 - 599	1	123,924.10	2.10	123,924.10	8.45000	68.89	72.50	588

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSABS 2005-TC2 SIL/SEC

Collateral Grouped by Fico Score

FICO SCORE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
600 - 619	2	278,000.00	4.72	139,000.00	6.99784	78.26	89.84	610
620 - 639	3	783,000.00	13.28	261,000.00	6.56239	65.29	85.52	631
660 - 679	3	841,200.00	14.27	280,400.00	6.21287	70.14	88.37	669
680 - 699	2	360,174.00	6.11	180,087.00	6.97403	86.61	97.38	687
700 - 719	3	1,094,981.67	18.57	364,993.89	5.72765	68.10	77.19	711
720 - 739	3	672,658.27	11.41	224,219.42	5.40444	67.66	81.25	730
740 - 759	5	977,350.42	16.58	195,470.08	5.83076	71.26	85.48	747
TOTAL	28	5,894,929.13	100.00	210,533.18	6.45955	72.04	85.69	673

Collateral Grouped by Property Type

PROPTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
2-4 Family	1	123,924.10	2.10
Condominium	2	371,552.00	6.30
PUD	2	673,000.00	11.42
Single Family	23	4,726,453.03	80.18
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Investor	1	238,222.00	4.04
Owner Occupied	27	5,656,707.13	95.96
TOTAL	28	5,894,929.13	100.00

Collateral Grouped by Documentation Type

DOCTYPE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Full/Alternative	21	4,410,839.48	74.82
Stated Income	7	1,484,089.65	25.18
TOTAL	28	5,894,929.13	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Back Ratio (DTI)

BACK RATIO	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg BACK RATIO
20.01 - 25.00	3	481,474.08	8.17	160,491.36	7.26370	77.14	92.86	23.27
25.01 - 30.00	3	488,500.00	8.29	162,833.33	6.53347	80.08	100.00	28.31
30.01 - 35.00	6	948,070.96	16.08	158,011.83	6.78274	80.09	91.00	33.53
35.01 - 40.00	4	987,900.00	16.76	246,975.00	6.69712	59.69	67.39	37.50
40.01 - 45.00	8	2,015,041.28	34.18	251,880.16	6.14299	69.68	82.25	41.02
45.01 - 50.00	4	973,942.81	16.52	243,485.70	6.12428	75.07	95.47	48.56
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**72.04**	**85.69**	**37.97**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Cash Out Refinance	19	4,281,772.34	72.63
Purchase	6	998,434.79	16.94
Rate/Term Refinance	3	614,722.00	10.43
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Lien

LIEN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg COMBO LTV	Wtd Avg FICO SCORE
First Lien	28	5,894,929.13	100.00	210,533.18	6.45955	85.69	673
TOTAL	**28**	**5,894,929.13**	**100.00**	**210,533.18**	**6.45955**	**85.69**	**673**

Collateral Grouped by Balloon Flag

BALLOON	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	28	5,894,929.13	100.00
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
No	**9**	**1,386,834.79**	**23.53**
No PP	9	1,386,834.79	23.53
Yes	**19**	**4,508,094.34**	**76.47**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Prepay Penalty

PREPAY PP DESC	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
1Y PP	1	160,500.00	2.72
3Y PP	18	4,347,594.34	73.75
TOTAL	***28***	***5,894,929.13***	***100.00***

Collateral Grouped by Geographic Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CA	7	2,866,741.28	48.63
CO	2	250,658.00	4.25
CT	1	123,924.10	2.10
IL	7	1,027,684.81	17.43
MN	9	1,355,870.96	23.00
RI	1	160,500.00	2.72
WA	1	109,549.98	1.86
TOTAL	**28**	**5,894,929.13**	**100.00**

Collateral Grouped by Margin

AM TYPE MARGIN	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
ARMS	**19**	**3,531,589.52**	**59.91**
2.500 - 2.999	4	1,078,139.94	18.29
4.000 - 4.499	6	894,484.81	15.17
4.500 - 4.999	1	249,600.00	4.23
5.500 - 5.999	3	751,000.00	12.74
6.000 - 6.499	2	244,900.00	4.15
6.500 - 6.999	3	313,464.77	5.32
FIXED	**9**	**2,363,339.61**	**40.09**
0.000 - 0.499	9	2,363,339.61	40.09
TOTAL	***28***	***5,894,929.13***	***100.00***

Collateral Grouped by Index

INDEX	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
FIXED	9	2,363,339.61	40.09
WSJ-6MLIBOR	19	3,531,589.52	59.91
TOTAL	**28**	**5,894,929.13**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of [illegible]

Collateral Grouped by Product Type

PRODUCT	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg CURRENT NET COUPON	Avg ORIGINAL BALANCE	Wtd Avg STATED ORIGINAL TERM	Wtd Avg STATED REM TERM	Wtd Avg AGE	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO	Wtd Avg LOAN TO VALUE	Wtd Avg COMBO LTV	Wtd Avg MARGIN	Wtd Avg INIT RATE CAP	Wtd Avg PER RATE CAP	Wtd Avg GROSS LIFE CAP	Wtd Avg ROLL
FIXED	9	2,363,339.61	40.09	6.02163	5.51703	262,675.56	341	339	1	704	41.36	64.48	76.56	0.00000	0.00000	0.00000	0.00000	0
LIBOR 2/6 ARM	11	1,546,525.48	26.23	7.62769	7.12309	140,641.09	360	358	2	623	36.15	81.14	95.40	5.15808	2.00000	1.00000	6.00000	22
LIBOR 2/6 ARM IO	2	358,000.00	6.07	7.52682	7.02222	179,000.00	360	359	1	638	28.33	72.72	92.24	4.71089	2.00000	1.00000	6.00000	23
LIBOR 3/6 ARM	3	629,024.10	10.67	6.25009	5.74549	209,700.00	360	359	1	628	37.51	64.91	80.41	5.34682	2.00000	1.00000	6.00000	35
LIBOR 5/6 ARM	1	257,108.29	4.36	5.25000	4.74540	258,000.00	360	357	3	737	33.00	86.58	99.00	2.75000	6.00000	1.00000	6.00000	57
LIBOR 5/6 ARM IO	2	740,931.65	12.57	5.50000	4.99540	370,475.00	360	357	3	714	37.70	77.84	91.21	2.75000	6.00000	1.00000	6.00000	57
TOTAL	**28**	**5,894,929.13**	**100.00**	**6.45955**	**5.95495**	**210,613.64**	**352**	**351**	**2**	**673**	**37.97**	**72.04**	**85.69**	**4.46583**	**3.13041**	**1.00000**	**6.00000**	**34**

Collateral Grouped by IO Term

IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
5 YEARS	4	1,098,931.65	18.64
NON-IO	24	4,795,997.48	81.36
TOTAL	**28**	**5,894,929.13**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

tages per table should add up to 100%

Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)
N/A								
451-500	0.18%	0.17%	0.00%	0.00%	0.00%	0.30%	10.280	191,385
501-550	6.03%	2.79%	0.00%	0.00%	0.08%	8.33%	9.140	171,060
551-600	10.51%	4.98%	0.00%	0.22%	0.10%	15.18%	7.980	196,122
601-650	12.60%	5.27%	0.00%	0.27%	0.10%	17.37%	7.270	230,963
651-700	17.21%	6.33%	0.00%	0.19%	0.25%	21.67%	6.490	246,909
701-750	15.59%	4.78%	0.00%	0.12%	0.17%	19.07%	5.970	249,370
751-800	9.84%	1.44%	0.00%	0.35%	0.30%	10.37%	5.860	232,866
801-850	0.87%	0.20%	0.00%	0.06%	0.03%	0.75%	5.780	174,836
Total	72.83%	25.95%	0.00%	1.22%	1.01%	93.04%	6.930	223,855

LTV & FICO

Current LTV	FICO N/A	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
-10		-	0.04%	0.01%	0.00%	0.01%	0.00%	0.00%
10.01-20	0.00%	-	0.08%	0.09%	0.06%	0.14%	0.04%	0.09%
20.01-30	0.00%	-	0.10%	0.04%	0.08%	0.07%	0.06%	0.11%
30.01-40	0.00%	-	0.17%	0.24%	0.20%	0.60%	0.47%	0.56%
40.01-50	0.00%	-	0.27%	0.67%	0.29%	0.41%	0.73%	0.78%
50.01-60	0.00%	0.10%	1.30%	1.00%	0.98%	1.34%	2.27%	1.53%
60.01-70	0.00%	0.12%	1.72%	2.28%	2.40%	2.89%	3.00%	2.29%
70.01-80	0.00%	0.13%	3.13%	5.32%	4.23%	5.32%	4.90%	3.39%
80.01-90	0.00%	0.00%	2.01%	6.00%	9.10%	11.34%	8.10%	2.76%
90.01-100	0.00%	0.00%	0.00%	0.06%	0.79%	1.62%	0.93%	0.11%
Total	0.00%	0.35%	8.82%	15.72%	18.14%	23.72%	20.49%	11.63%

Prin Balance & FICO

Prin Balance	FICO N/A	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
$1-$50,000	0.00%	0.00%	0.00%	0.00%	0.01%	0.01%	0.01%	0.01%
$50,001-$100,000	0.00%	0.03%	0.83%	0.93%	0.80%	0.55%	0.41%	0.38%
$100,001-$150,000	0.00%	0.04%	2.04%	2.34%	1.63%	2.00%	2.13%	1.19%
$150,001 - $200,000	0.00%	0.07%	2.30%	3.40%	2.75%	3.31%	2.48%	1.82%
$200,001 - $250,000	0.00%	0.04%	0.99%	3.05%	3.20%	3.83%	2.56%	1.77%
$250,001 - $300,000	0.00%	0.06%	0.72%	1.74%	2.36%	3.23%	2.87%	1.44%
$300,001 - $350,000	0.00%	0.00%	0.77%	1.64%	1.32%	2.30%	2.40%	1.18%
$350,001 - $400,000	0.00%	0.00%	0.30%	0.81%	1.35%	2.71%	1.57%	0.98%
$400,001 - $450,000	0.00%	0.00%	0.26%	0.52%	1.11%	1.55%	2.40%	0.84%
$450,001 - $500,000	0.00%	0.10%	0.49%	0.20%	1.34%	1.25%	1.24%	0.67%
$500,001 - $550,000	0.00%	0.00%	0.00%	0.32%	0.63%	0.85%	0.32%	0.22%
$550,001 - $600,000	0.00%	0.00%	0.12%	0.34%	0.59%	1.17%	0.93%	0.46%
$600,001 - $650,000	0.00%	0.00%	0.00%	0.13%	0.00%	0.13%	1.02%	0.37%
$650,001 - $700,000	0.00%	0.00%	0.00%	0.14%	0.68%	0.40%	0.00%	0.14%
$700,001 - $750,000	0.00%	0.00%	0.00%	0.15%	0.15%	0.44%	0.15%	0.00%
$750,001 - $800,000	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.16%
$850,000 +	0.00%	0.00%	0.00%	0.00%	0.22%	0.00%	0.00%	0.00%
Total	0.00%	0.35%	8.82%	15.72%	18.14%	23.72%	20.49%	11.63%

Mortg Rates & FICO

Mortg Rates	FICO N/A	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
4.501-5.0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.23%	0.02%
5.001-5.5%	0.00%	0.00%	0.00%	0.07%	0.25%	1.55%	4.60%	3.67%
5.501-6.0%	0.00%	0.00%	0.00%	0.38%	1.48%	6.24%	9.21%	5.37%
6.001-6.5%	0.00%	0.00%	0.00%	0.59%	2.52%	7.02%	4.61%	1.88%
6.501-7.0%	0.00%	0.00%	0.11%	3.32%	4.83%	4.47%	0.96%	0.42%
7.001-7.5%	0.00%	0.00%	0.36%	2.11%	3.44%	2.15%	0.39%	0.05%
7.501-8.0%	0.00%	0.00%	1.05%	2.50%	2.50%	1.34%	0.18%	0.20%
8.001-8.5%	0.00%	0.00%	0.96%	2.14%	0.97%	0.67%	0.10%	0.00%
8.501-9.0%	0.00%	0.06%	1.94%	1.68%	1.05%	0.09%	0.19%	0.00%
9.001-9.5%	0.00%	0.10%	1.57%	0.96%	0.42%	0.00%	0.02%	0.00%
9.501-10.0%	0.00%	0.06%	1.01%	0.87%	0.31%	0.13%	0.01%	0.02%
10.001-10.5%	0.00%	0.03%	1.29%	0.73%	0.31%	0.00%	0.00%	0.00%
10.501-11.0%	0.00%	0.00%	0.26%	0.28%	0.03%	0.06%	0.00%	0.00%
11.001-11.5%	0.00%	0.00%	0.03%	0.05%	0.04%	0.00%	0.00%	0.00%
11.501-12.0%	0.00%	0.00%	0.13%	0.00%	0.00%	0.00%	0.00%	0.00%
12.001-12.5%	0.00%	0.10%	0.04%	0.01%	0.00%	0.00%	0.00%	0.00%
12.501-13.0%	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%	0.00%	0.00%
13.001-13.5%	0.00%	0.00%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	0.00%	0.35%	8.82%	15.72%	18.14%	23.72%	20.49%	11.63%

Mortg Rates & LTV

Mortg Rates	LTV < 10	LTV 10.01-20	LTV 20.01-30	LTV 30.01-40	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80
4.501-5.0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%	0.00%	0.10%
5.001-5.5%	0.01%	0.00%	0.09%	0.33%	0.83%	1.69%	1.99%	2.35%
5.501-6.0%	0.00%	0.08%	0.14%	0.73%	0.55%	2.22%	3.95%	6.20%
6.001-6.5%	0.00%	0.06%	0.08%	0.53%	0.55%	1.62%	1.84%	3.07%
6.501-7.0%	0.00%	0.08%	0.03%	0.21%	0.31%	0.70%	2.11%	2.46%
7.001-7.5%	0.00%	0.04%	0.03%	0.09%	0.16%	0.33%	1.14%	2.02%
7.501-8.0%	0.00%	0.03%	0.07%	0.14%	0.19%	0.40%	1.15%	2.04%
8.001-8.5%	0.00%	0.01%	0.00%	0.12%	0.23%	0.38%	0.74%	0.94%
8.501-9.0%	0.05%	0.01%	0.04%	0.09%	0.15%	0.50%	0.74%	1.02%
9.001-9.5%	0.00%	0.03%	0.02%	0.02%	0.13%	0.33%	0.14%	0.93%
9.501-10.0%	0.00%	0.06%	0.12%	0.09%	0.03%	0.14%	0.42%	0.69%
10.001-10.5%	0.00%	0.03%	0.00%	0.01%	0.06%	0.25%	0.21%	0.92%
10.501-11.0%	0.00%	0.00%	0.00%	0.00%	0.02%	0.06%	0.08%	0.27%
11.001-11.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.07%
11.501-12.0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.06%
12.001-12.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.11%	0.03%
12.501-13.0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
13.001-13.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.06%
Total	0.06%	0.44%	0.61%	2.36%	3.22%	8.67%	14.64%	23.25%

Instructions: Please also provide info on conforming and non-conforming pool (cells have already been formatted in column B, C, D, E)

	aggregate pool
gross WAC	6.93%
wtd avg FICO	660
FICO < 600	24%
FICO 600-650	19%
wtd avg CLTV	75%
CLTV = 80	3%
CLTV > 80.01	44%
LTV 95.01 -100	0%
Full Doc (%)	73%
Stated Doc (%)	26%
purch (%)	1%
CO refi (%)	93%
Own Occ (%)	96%
Prepay Penalty (%)	68%
DTI (%)	38%
ARM ? (%)	63%
2/28 (%)	45%
3/27 (%)	11%
1st Lien (%)	100
Avg Loan Balance	223,854.91
# of Loans	2218%
Loan Bal < $100k	3.80%
Mtg Rates > 12%	0.24%
Manuf Housing (%)	0.00%
largest state	CA
silent 2nd (%)	49%
IO loans (%)	27%
10yr IO	0%
5yr IO	26
2 yr IO	0%
IO: FICO	693.00
IO LTV	79%
IO DTI	38%
IO full doc	70%
IO: purch	1%

Hernandez, Belinda

From: Levine, Shira P.
Sent: Wednesday, July 13, 2005 3:53 PM
To: Hernandez, Belinda
Subject: FW: For Deerfield Capital

4 copies

-----Original Message-----
From: Cohn, Michael (Exchange) [mailto:MCohn@Bear.com]
Sent: Wednesday, July 13, 2005 3:46 PM
To: Vanselow, Brian (Exchange)
Cc: Levine, Shira P.
Subject: RE: For Deerfield Capital

I have answered the collateral info below.

The information contained herein will be supplemented by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets

-----Original Message-----
From: Vanselow, Brian (Exchange)
Sent: Wednesday, July 13, 2005 1:30 PM
To: Durden, Robert R (Exchange); Lind, Keith (Exchange)
Subject: For Deerfield Capital

Can you please provide 3-7 for Deerfield? Thanks

for some reason questions 1-5 deleted

1) what % silent seconds 1.19%
2) whats the cLTV including silents 85.69%
3) whats the agg DTI 38.43
4) whats the DTI of the IOs 38.29
5) whats the DTI on the CA loans 39.97
6) can i get breakevens for M1 class
 assuming 40% sev, triggers fail, 12 mth lag
 forward libor and forward libor +200
7) and whats the rating agencys expected loss for the pool

thanks

--

If this email is a trade recap, this is for your information only and is being provided at your request; it is not a confirmation. An official confirmation (the "Official Confirmation") will follow. In the event of any discrepancy, of whatever kind, between the terms of this notification and the terms of the Official Confirmation, the terms of the Official Confirmation will prevail. We are not responsible for any use to which this information is put. Please check the above details and notify Bear Stearns of any discrepancies immediately.

Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.

	Deal Name		Data	Data
	BSABS TC-2			
WA DTI				
DTI Distribution	DTI <10.00	%	0.240	
	DTI 10.00-19.99	%	3.490	
	DTI 20.00-29.99	%	15.960	
	DTI 30.00-39.99	%	29.010	
	DTI 40.00-49.99	%	44.740	
	DTI 50.00-59.99	%	6.550	
	DTI 60.00-69.99	%		
LTV Distribution	LTV <20	%	0.560	
	LTV 20.01-30	%	0.570	
	LTV 30.01-40	%	2.370	
	LTV 40.01-50	%	3.300	
	LTV 50.01-60	%	8.810	
	LTV 60.01-70	%	14.770	
	LTV 70.01-80	%	26.530	
	LTV 80.01-90	%	39.570	
	LTV 90.01-100	%	3.510	
	LTV >100	%		
			Data	Data
Loan Balance Distribution	$ 0-25,000	# & %		
	$ 25,001-50,000	# & %	160753.34	0.032
	$ 50,001-75,000	# & %	6308530.69	1.271
	$ 75,001-100,000	# & %	13523200.59	2.724
	$ 100,001-150,000	# & %	57904273.21	11.662
	$ 150,001-200,000	# & %	80924154.13	16.299
	$ 200,001-250,000	# & %	78492731.54	15.809
	$ 250,001-300,000	# & %	62255503.97	12.539
	$ 300,001-350,000	# & %	47720037.75	9.611
	$ 350,001-400,000	# & %	38680560.71	7.791
	$ 400,001-450,000	# & %	33628428.04	6.773
	$ 450,001-500,000	# & %	26219849.55	5.281
	$ 500,001-550,000	# & %	11585528.96	2.333
	$ 550,001-600,000	# & %	17896486.89	3.605
	$ 600,001-650,000	# & %	8178515.86	1.647
	$ 650,001-700,000	# & %	6760551.56	1.362

Please populate column D (&E) with the corresponding pool characteristics in Column B.
- For values in currency format, omit $.
- For values in percentage format, provide data to 3 decimal places and omit %.
- For WAC Net Rate, subtract servicing fee, trustee fee, and initial MI fee.
- For MI Flag, Y or N.

	$ 700,001-750,000	# & %	4381997.14	0.883
	$ 750,001-800,000	# & %	800000.00	0.161
	$ 850,001 +	# & %	1089097.50	0.219
Geographic Distribution	CA	%	49.448	
	CO	%	3.819	
	CT	%	4.298	
	FL	%	0.073	
	IL	%	7.474	
	MA	%	9.849	
	MD	%	8.132	
	MN	%	12.686	
	RI	%	2.995	
	SC	%	0.015	
	TX	%	1.186	
	WA	%	0.028	

Product Type	WA IO Term	Number of Loans	Loan Balance	Avg. Loan Balance	% of Total IO	WA FICO	WA LTV	% Owner Occupied	% Purchase	WA DTI	% Full Doc
2/28 ARM 24 Month IO	na	4	1,110,489	277,622	0.83	658	74.25	100.00	0.00	41.44	100.00
2/28 ARM 60 Month IO	na	168	49,859,946	296,785	37.40	662	82.70	99.11	0.90	38.69	70.59
3/27 ARM 36 Month IO	na	1	450,000	450,000	0.34	656	90.00	100.00	0.00	28.40	0.00
3/27 ARM 60 Month IO	na	100	29,873,234	298,732	22.41	700	79.08	100.00	0.71	38.98	66.18
5/25 ARM 60 Month IO	na	95	25,187,406	265,131	18.89	727	74.87	99.12	2.25	36.76	64.13
30 Fixed IO	60	98	26,849,712	273,977	20.14	711	74.84	98.51	0.00	38.26	77.65
15 Fixed IO											
Other IO											
Totals:											

Please fill out chart with the appropriate characteristics for each rep line. Please note '% of total IO' should add up to 100%. Column F, I, J, L, and M refer to % within the specific product type so they should not sum to 100%.

Initial Periodic Caps

Product Type	%1.000-1.499	%1.500-1.999	%2.000-2.499	%2.500-2.999	%3.000-3.499	%3.500-3.99	%4.000-4.499	%4.500-4.999	%5.000-5.499	%5.5000 +
2/28 ARM 24 Month IO			1,110,489							
2/28 ARM 36 Month IO										
2/28 ARM 60 Month IO			49,859,946							
2/28 ARM 120 Month IO										
3/27 ARM 24 Month IO										
3/27 ARM 36 Month IO			450,000							
3/27 ARM 60 Month IO		928,539	28,944,695							
5/25 ARM 60 Month IO			312,000							24,875,406
30 Fixed										
15 Fixed										
Other										

Please fill out with total value dollars for loans in the pool that fall into teach cell of the matrix.

Dynamic Credit Collateral Analysis

Deal Name Here: BSABS 2005 TC-2

I. FICO and LTV

FICO Low	FICO High	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
500	524	> 65%	2.81	174,134.47	512	42.55	74.62	9.22379	80.92	5.05	100.00	0.00	3.07	73.30	0.00	0.00	0.00	0.00	1.36
525	574	> 65%	10.61	204,249.27	552	41.03	79.58	8.43903	85.22	4.92	94.81	5.19	5.13	71.71	0.58	0.00	0.00	0.00	0.76
575	599	> 65%	5.33	201,999.15	588	40.02	80.92	8.1015	79.33	4.66	95.73	3.75	7.22	67.15	2.54	0.00	0.00	0.00	1.12
600	619	> 70%	3.57	216,043.51	608	37.6	82.46	7.76599	90.57	0.52	95.90	2.74	6.30	71.53	2.64	0.00	0.00	1.13	1.57
620	639	> 70%	7.01	257,788.73	629	37.44	84.26	7.36306	81.95	5.52	97.37	2.63	3.02	71.84	2.13	0.00	0.00	48.99	0.71
640	659	> 70%	7.14	256,723.47	650	39.96	84.63	6.83515	85.20	3.16	99.18	0.82	5.63	74.44	0.00	0.00	0.00	46.99	0
660	679	> 80%	4.70	277,542.97	668	41.26	87.37	6.86178	80.74	2.98	97.92	1.28	5.78	81.01	0.00	0.00	0.00	45.70	0.57
680	699	> 80%	5.83	280,867.59	690	39.52	88.08	6.31871	78.12	3.74	95.87	4.13	10.22	66.32	1.14	0.00	0.00	44.38	0.82
700	724	> 80%	4.89	285,430.33	711	39.38	87.48	6.20895	79.21	2.10	95.39	4.61	8.91	77.56	0.00	0.00	0.00	43.61	0.33
725	749	> 80%	4.22	258,495.51	737	36.38	87.35	5.95979	83.10	13.00	95.51	1.85	0.99	77.23	0.00	0.00	0.00	38.09	1.9
750	max	> 90%	0.11	190,122.33	772	36.89	92.02	6.19843	0.00	0.00	62.83	37.17	37.17	100.00	0.00	0.00	0.00	31.38	0

II. LTV and DTI

LTV Low	LTV High	DTI	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
70.00%	79.99%	> 50%	1.28	219,051.36	620	52.53	74.89	7.85374	79.66	9.42	91.45	8.55	5.16	79.53	0.00	0.00	0.00	5.97	0
80.00%	84.99%	> 50%	0.63	240,745.45	596	52.36	82.25	7.94074	85.73	5.70	91.58	8.42	0.00	88.80	0.00	0.00	0.00	17.43	0
85.00%	89.99%	> 50%	1.08	267,967.93	611	52.08	86.42	7.75835	76.17	4.89	82.11	10.42	6.72	95.60	0.00	0.00	0.00	19.04	0
90.00%	94.99%	> 50%	0.72	326,716.77	636	53.14	90.49	7.03613	91.29	0.00	91.29	8.71	5.90	100.00	0.00	0.00	0.00	0.00	0
95.00%	99.99%	> 50%	0.18	298,883.30	718	52.09	95	6.92922	75.12	24.88	100.00	0.00	0.00	100.00	0.00	0.00	0.00	20.55	0
100.00%	109.99%	> 50%	0	0.00	0	0	0	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.00	0.00
110.00%	max	> 50%	0	0.00	0	0	0	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0	0.00	0.00

III. DTI and FICO

DTI Low	DTI High	FICO	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% With Seconds
20.00%	29.99%	< 550	0.78	133,179.03	523	26.15	63.98	9.202	87.65	3.81	95.34	4.66	4.66	79.26	0.00	0.00	0.00	0.00	0
30.00%	34.99%	< 600	2.55	168,889.56	551	32.45	70.59	8.38314	85.63	4.20	99.53	0.47	6.30	63.36	0.00	0.00	0.00	0.00	1.5
35.00%	39.99%	< 675	8.08	211,232.46	605	37.44	76.22	7.6755	85.91	2.26	97.22	1.96	4.51	61.42	0.00	0.00	0.00	22.25	0.74
40.00%	44.99%	< 675	12.07	217,950.29	601	42.49	76	7.67409	81.40	4.16	97.69	2.31	6.94	62.84	0.51	0.00	0.00	24.25	1.42
45.00%	49.99%	< 700	16.35	235,359.51	620	47.38	78.51	7.48091	79.43	5.10	96.02	3.85	7.16	74.89	1.37	0.00	0.00	23.99	0.15
50.00%	54.99%	< 750	5.96	242,749.28	617	51.82	77.2	7.5319	83.45	6.34	92.38	6.27	4.72	85.47	1.43	0.00	0.00	16.29	1.95
55%	max	< 750	0.21	171,114.61	578	55	73.74	9.33255	91.15	0.00	100.00	0.00	0.00	94.16	0.00	0.00	0.00	0.00	0

IV. LIMITED AND STATED DOC

FICO Low	FICO High		Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524		1.3	146,613.19	511	40.91	61.99	9.82258	76.85	1.68	97.05	2.95	11.07	0.00	0.00	0.00	0.00	0.00	40.18	0.00	0.00
525	574		4.5	199,329.79	553	39.05	69.42	8.8152	84.17	4.97	97.72	2.28	8.39	0.00	1.38	0.00	0.00	0.00	41.82	0.00	0.00
575	599		2.22	189,624.01	587	40.03	71.85	8.45418	80.21	0.84	94.77	5.23	2.18	0.00	6.10	0.00	0.00	0.00	62.33	0.00	0.00
600	619		1.75	202,427.25	609	37.07	69.23	7.97518	88.01	0.69	92.93	4.28	10.50	0.00	6.94	0.00	0.00	0.00	53.15	0.00	0.00
620	639		2.27	256,147.22	629	36.67	80.8	7.46792	87.96	4.39	95.89	4.11	4.43	0.00	7.91	0.00	0.00	56.38	53.26	0.00	0.00
640	659		2.53	273,371.29	649	39.14	78.23	6.97838	73.37	4.75	99.17	0.00	13.80	0.00	0.00	0.00	0.00	53.78	67.29	0.00	0.00
660	679		1.85	242,315.20	669	38.17	76.57	7.31785	70.45	0.80	98.15	1.85	16.47	0.00	2.63	0.00	0.00	43.70	45.60	0.00	0.00
680	699		3.71	259,588.96	689	38.9	76.09	6.34042	79.24	2.17	94.20	5.80	10.09	0.00	3.70	0.00	0.00	52.45	59.22	0.00	0.00
700	724		2.65	274,442.91	712	39.76	76.63	6.22954	88.08	2.58	94.77	5.23	6.48	0.00	3.42	0.00	0.00	48.45	65.34	0.00	0.00
725	749		2.24	242,241.41	737	37.53	74.2	5.96568	80.52	5.33	97.63	2.37	9.14	0.00	1.33	0.00	0.00	32.30	55.08	0.00	0.00
750	max		2.14	221,168.06	774	34.83	66.98	6.13523	79.84	2.47	91.20	8.80	6.83	0.00	19.20	0.00	0.00	32.66	71.93	0.00	0.00

V. High LTV LOANS

LTV	LTV	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2/28	3/27	5/25
80.00%	89.99%	32.62	249,554.52	659.00	39.24	84.99	6.92	81.26	5.82	95.74	3.56	6.89	73.93	1.10	0.00	0.00	31.13	44.74	0.00	0.00	49.12	10.68	8.84
90.00%	94.99%	12.88	245,071.01	659.00	39.22	90.46	7.14	80.91	3.94	96.53	3.47	3.21	78.12	1.05	0.00	0.00	37.14	37.42	0.00	0.00	55.8	16.34	5.86
95.00%	99.99%	1.24	268,008.22	687.00	44.58	95.09	6.84	77.44	3.62	100.00	0.00	3.88	94.14	0.00	0.00	0.00	41.18	30.60	0.00	0.00	41.18	26.28	0
100.00%	109.99%																						
110.00%	max																						

VI. IO LOANS

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2 yr IO	3 yr IO	5 yr IO
600	619	0.04	200,000.00	613.00	44.10	87.34	6.75	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	100.00
620	639	3.84	289,091.11	629.00	38.01	82.16	7.36	83.96	5.80	100.00	0.00	3.07	66.70	4.20	0.00	0.00	100.00	62.07	0.00	0.00	1.25	0.00	98.75
640	659	4.19	297,511.66	650.00	40.21	79.71	6.81	88.85	1.32	99.50	0.00	3.83	67.53	0.00	0.00	0.00	100.00	75.37	0.00	0.00	1.34	2.16	96.49
660	679	3.21	284,689.14	669.00	41.62	80.98	6.83	81.26	0.00	97.88	2.12	8.62	74.76	0.00	0.00	0.00	100.00	66.51	0.00	0.00	3.71	0.00	96.29
680	699	4.40	295,406.15	688.00	37.36	81.44	6.11	88.77	2.27	100.00	0.00	1.10	55.78	3.12	0.00	0.00	100.00	68.58	0.00	0.00	0.00	0.00	100.00
700	724	4.31	309,882.18	713.00	39.53	78.33	5.89	83.86	6.51	100.00	0.00	2.58	70.15	0.00	0.00	0.00	100.00	69.62	0.00	0.00	0.00	0.00	98.29
725	749	2.65	257,888.77	738.00	37.57	78.71	5.90	87.16	4.21	96.95	0.00	0.00	72.64	0.00	0.00	0.00	100.00	60.95	0.00	0.00	0.00	0.00	100.00
750	max	4.21	264,406.30	769.00	34.20	70.72	5.78	74.57	15.01	98.94	1.06	1.43	83.40	3.27	0.00	0.00	100.00	69.47	0.00	0.00	0.00	0.00	100.00

VII. SECOND LIEN LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CLTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL
500	524	0.04	94,770.34	509.00	32.47	71.14	8.60	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
525	574	0.08	133,766.67	562.00	35.58	85.48	8.26	100.00	0.00	100.00	0.00	0.00	79.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00
575	599	0.06	148,362.05	581.00	33.69	81.18	9.12	58.24	0.00	100.00	0.00	41.76	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
600	619	0.06	139,000.00	610.00	33.85	78.26	7.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
620	639	0.05	248,000.00	638.00	22.80	80.00	7.45	0.00	100.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	100.00	0.00	0.00	0.00
660	679	0.03	133,200.00	661.00	34.80	90.00	7.99	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
680	699	0.05	238,222.00	688.00	34.90	90.00	6.50	100.00	0.00	0.00	100.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
700	724	0.02	80,100.00	704.00	42.80	90.00	5.50	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
725	749	0.08	198,883.15	738.00	37.92	87.24	5.60	100.00	0.00	100.00	0.00	0.00	64.64	0.00	0.00	0.00	0.00	0.00	0.00	0.00
750	max																			

VIII. MANUFACTURED HOME LOANS (IF ANY)

FICO Low	FICO High	Row - % Total Collateral	Wtd Avg Curr. Bal./Loan	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	Wtd Avg GWAC	% SFD	% PUD	% Owner Occ	% Investor	% 2+ family	% Full Doc	% Ltd Doc	% No Doc	% MI	% Int Only	% CA	% NY	% FL	2/28	3/27	5/25
500	524																						
525	574																						
575	599																						
600	619																						
620	639																						
640	659																						
660	679																						
680	699																						
700	724																						
725	749																						
750	max																						

Collateral Grouped by Geographical Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CA	820	245,511,783.56	49.45
CO	104	18,960,077.46	3.82
CT	126	21,337,788.52	4.30
FL	1	363,102.12	0.07
IL	235	37,108,991.16	7.47
MA	202	48,901,058.45	9.85
MD	212	40,373,986.33	8.13
MN	376	62,984,666.03	12.69
RI	82	14,871,287.70	3.00
SC	1	74,700.00	0.02
TX	57	5,886,256.33	1.19
WA	2	136,503.77	0.03
TOTAL	**2,218**	**496,510,201.43**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

Collateral Grouped by Geographical Distribution

STATE	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
CA	820	245,511,783.56	49.45
CO	104	18,960,077.46	3.82
CT	126	21,337,788.52	4.30
FL	1	363,102.12	0.07
IL	235	37,108,991.16	7.47
MA	202	48,901,058.45	9.85
MD	212	40,373,986.33	8.13
MN	376	62,984,666.03	12.69
RI	82	14,871,287.70	3.00
SC	1	74,700.00	0.02
TX	57	5,886,256.33	1.19
WA	2	136,503.77	0.03
TOTAL	**2,218**	**496,510,201.43**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

ateral Analysis

FICO Low	FICO High	LTV	Wtd Avg Current Balance	(deal as a whole) Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	22,614	0.06	11.444	0.00	513	38.78	92.40	47.26	8.00	100.00	34.72	0.00	8.57	0.00
525	549	> 65%	17,346	0.08	11.504	0.00	541	40.31	96.79	83.55	14.16	100.00	62.36	0.00	21.19	0.00
550	574	> 65%	21,752	0.95	12.109	0.00	566	43.15	98.46	92.23	21.95	100.00	86.07	0.00	10.77	1.49
575	599	> 70%	31,292	8.21	11.189	0.00	589	41.58	99.21	93.75	18.40	99.90	94.47	0.00	5.30	0.31
600	624	> 70%	37,672	13.12	11.062	0.00	612	41.72	99.06	92.01	20.84	99.47	70.96	0.00	27.64	1.81
625	649	> 70%	43,531	16.35	10.811	0.00	637	41.36	98.43	88.80	23.47	96.72	43.81	0.00	50.12	3.10
650	674	> 80%	49,641	16.10	10.657	0.00	662	39.80	98.28	87.68	26.68	92.07	30.46	0.00	56.88	3.86
675	699	> 80%	51,951	14.94	10.398	0.00	687	38.83	97.80	84.41	27.74	84.01	22.91	0.00	55.66	5.95
700	724	> 80%	51,465	11.78	10.097	0.00	711	37.29	97.75	81.37	25.97	75.93	24.53	0.00	54.99	7.93
725	749	> 85%	48,626	8.34	10.051	0.00	736	36.54	97.96	80.55	29.70	69.23	24.64	0.00	51.99	8.80
750	774	> 85%	49,960	5.32	9.845	0.00	761	36.55	97.78	82.84	34.93	69.84	31.94	0.00	45.77	11.66
775	799	> 85%	47,703	2.62	10.114	0.00	785	35.35	98.21	86.14	30.47	60.15	29.24	0.00	48.81	14.85
800	max	> 85%	43,789	0.38	9.377	0.00	804	31.82	98.02	85.06	24.71	62.33	43.34	0.00	42.52	4.43

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 49.9%	0	0.00	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
65%	69%	> 49.9%	0	0.00	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
70%	74%	> 49.9%	93,750	0.03	10.303	0.00	610	54.23	73.82	100.00	42.93	100.00	100.00	0.00	0.00	0.00
75%	79%	> 49.9%	87,675	0.03	6.622	0.00	772	50.60	78.37	48.47	0.00	48.47	100.00	0.00	0.00	51.53
80%	84%	> 49.9%	54,685	0.02	8.703	0.00	743	52.08	80.35	28.30	28.30	28.30	28.30	0.00	71.70	0.00
85%	89%	> 49.9%	67,106	0.03	8.922	0.00	627	52.30	88.87	100.00	0.00	100.00	100.00	0.00	0.00	22.35
90%	94%	> 49.9%	28,844	0.09	10.334	0.00	670	53.29	93.21	96.15	32.04	74.35	78.04	0.00	21.96	31.00
95%	99%	> 49.9%	37,645	0.42	10.600	0.00	665	52.18	98.25	87.16	35.85	81.02	72.31	0.00	27.69	11.36
100%	max	> 49.9%	40,761	2.02	10.720	0.00	643	52.28	100.00	86.50	13.25	93.19	67.60	0.00	31.98	3.54

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	97,500	0.02	11.125	0.00	0	22.18	95.00	100.00	100.00	100.00	0.00	0.00	100.00	100.00
25%	29%	< 550	17,489	0.01	11.496	0.00	523	26.85	98.79	100.00	0.00	100.00	11.37	0.00	88.63	0.00
30%	34%	< 575	18,666	0.08	11.805	0.00	555	32.61	94.90	98.47	18.53	93.38	79.56	0.00	20.44	0.00
35%	39%	< 600	26,163	0.92	11.175	0.00	586	37.04	99.32	92.28	11.88	99.94	93.79	0.00	6.21	0.95
40%	44%	< 625	35,244	4.37	11.158	0.00	602	41.97	99.21	91.34	17.49	99.46	79.54	0.00	20.46	0.70
45%	49%	< 650	39,688	9.62	11.014	0.00	615	46.92	98.92	92.30	22.57	99.32	65.94	0.00	34.06	1.86
50%	54%	< 675	36,201	1.90	10.887	0.00	617	51.34	99.23	93.74	18.98	98.89	77.33	0.00	22.67	3.01
55%	max	< 700	49,045	0.10	10.554	0.00	648	55.42	93.60	71.83	18.26	78.54	57.26	0.00	42.74	7.65

AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	31,000	0.01	11.625	0.00	520	26.90	100.00	100.00	0.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00	0.00
525	549	20,586	0.02	12.189	0.00	547	39.47	96.51	100.00	0.00	100.00	0.00	0.00	100.00	0.00	27.67	0.00	0.00
550	574	28,004	0.10	11.518	0.00	565	45.63	99.21	93.28	20.61	100.00	0.00	0.00	100.00	5.48	14.74	0.00	5.48
575	599	29,512	0.44	11.355	0.00	589	41.38	96.66	95.45	17.67	99.71	0.00	0.00	100.00	0.00	6.63	0.00	13.82
600	624	37,924	3.63	11.685	0.00	614	42.47	98.95	91.94	20.22	99.31	0.00	0.00	100.00	3.14	13.08	2.78	17.33
625	649	44,530	8.20	11.164	0.00	637	41.23	98.56	90.13	22.19	96.69	0.00	0.00	100.00	3.70	21.55	1.41	8.10
650	674	50,482	9.28	10.881	0.00	663	39.76	98.03	87.39	25.08	90.62	0.00	0.00	100.00	4.18	33.20	1.73	9.78
675	699	56,503	8.44	10.521	0.00	687	38.76	97.73	84.30	27.23	83.19	0.00	0.00	100.00	7.59	33.50	1.88	8.26
700	724	55,521	6.61	10.249	0.00	711	37.03	97.46	80.33	20.52	73.71	0.00	0.00	100.00	8.57	29.03	1.59	10.30
725	749	53,047	4.50	10.193	0.00	736	36.47	97.26	78.75	27.52	66.44	0.00	0.00	100.00	8.09	30.92	1.71	10.56
750	774	50,844	2.47	10.105	0.00	761	36.15	97.74	82.59	28.28	68.20	0.00	0.00	100.00	11.38	25.15	0.00	14.20
775	799	54,504	1.29	10.272	0.00	785	37.03	98.61	89.62	27.21	58.38	0.00	0.00	100.00	14.60	21.72	0.00	4.48
800	max	44,328	0.16	9.982	0.00	804	29.54	99.20	81.38	13.95	58.18	0.00	0.00	100.00	10.42	8.08	0.00	3.05

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Percent of Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg LTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	84,743	0.03	10.169	0.00	0	21.11	95.00	100.00	100.00	100.00	42.47	0.00	57.53	100.00	0.00	0.00	0.00
525	549	0	0.00	0.000	0.00	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
550	574	40,650	0.01	12.464	0.00	561	47.00	97.74	100.00	0.00	100.00	60.39	0.00	39.61	100.00	0.00	0.00	39.61
575	599	36,338	0.03	12.081	0.00	587	41.55	99.97	100.00	37.94	100.00	100.00	0.00	0.00	100.00	0.00	0.00	0.00
600	624	44,201	0.24	11.356	0.00	613	42.26	98.52	97.81	52.96	97.07	49.95	0.00	47.93	100.00	0.00	0.00	26.77
625	649	46,311	0.51	11.186	0.00	637	39.20	98.13	99.34	47.95	96.12	38.02	0.00	59.88	100.00	1.91	0.00	8.94
650	674	52,579	0.62	10.808	0.00	662	38.52	97.22	83.06	39.19	81.38	30.83	0.00	62.52	100.00	27.41	0.00	9.65
675	699	58,248	0.95	10.677	0.00	688	38.18	96.05	92.30	42.71	82.24	19.87	0.00	67.40	100.00	13.37	0.00	11.23
700	724	57,883	0.93	10.294	0.00	712	34.98	97.84	79.37	21.08	64.53	21.45	0.00	60.65	100.00	22.55	0.00	9.04
725	749	54,221	0.73	10.158	0.00	736	38.47	97.82	81.63	39.30	60.76	20.94	0.00	49.64	100.00	19.11	0.00	14.19
750	774	76,008	0.62	9.986	0.00	759	31.89	97.67	79.02	45.87	69.24	36.44	0.00	45.36	100.00	44.45	0.00	6.28
775	799	66,724	0.41	10.333	0.00	785	35.22	98.36	77.96	35.96	51.90	34.54	0.00	46.33	100.00	19.21	0.00	21.70
800	max	97,000	0.02	9.000	0.00	801	12.84	100.00	100.00	0.00	100.00	0.00	0.00	100.00	100.00	0.00	0.00	0.00